UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: November 12, 2014

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom reports continued quarterly improvements in 3Q14

KEY RESULTS AND DEVELOPMENTS

•	Improvements in revenue, EBITDA, EBITDA margin and customers QoQ

•	Revenue declined organically[1] 3% YoY to USD 5.1 billion

•	Strong mobile data revenue growth of 21% YoY driven by increased demand for mobile data services

•	EBITDA[2] declined organically 4% YoY to USD 2.2 billion, with strong EBITDA margin of 42.9%

•	Mobile customer base[3] increased 5 million YoY to 223.4 million

•	Net income declined due to one-off costs related to recent refinancing of WIND and unfavorable FOREX

•	Resolution in Algeria is on track for closing by end of 2014 which, with the WIND refinancing, will yield total annual interest savings of ~USD 0.7 billion

•	Strong liquidity, no major debt refinancing obligation until 2020 and solid cash flow generation, makes VimpelCom well funded

•	2014 targets confirmed

Amsterdam (November 12, 2014)—“VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services with operations in 14 countries and its worldwide headquarters in Amsterdam, today announces financial and operating results for the quarter ended September 30, 2014.

JO LUNDER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“Our year-on-year revenue and EBITDA performance was impacted by macro-economic challenges, foreign currency movements and our operational performance in some markets. We have continued to execute on our strategy to invest in high speed data networks and we are now starting to see the benefits of this investment, both in network performance and in customer satisfaction. The quarter-on-quarter results for 3Q14 show organic growth in revenue of 3% and EBITDA of 9% over 2Q14, together with an improvement in the EBITDA margin to 42.9%. Mobile data revenue growth across the Group remains strong at 21% year-on-year. Our transformation programs in Russia, Ukraine and Pakistan are on track and those in both Bangladesh and Kazakhstan have delivered strong results. Italy remains a weak market but we see an improving trend, with Wind delivering yet another solid set of results. We are on track to close the transaction in Algeria by the end of 2014, which with the refinancing of Wind Italy’s debt is expected to yield total annualized interest savings of approximately USD 0.7 billion. Our cash flows remain robust and with an improved debt maturity schedule with no major refinancing obligations until 2020 and our strong liquidity position, VimpelCom is well funded. We are today confirming our targets for 2014.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	3Q14	3Q13	Reported YoY		Organic YoY	9M14	9M13	Reported YoY		Organic YoY
Total operating revenue	5,145	5,685	(9%)		(3%)	15,237	16,994	(10%)		(5%)
Service revenue	4,847	5,477	(12%)		(5%)	14,518	16,239	(11%)		(5%)
EBITDA	2,205	2,474	(11%)		(4%)	6,370	7,247	(12%)		(6%)
EBITDA margin	42.9%	43.5%	(0.6	pp)		41.8%	42.6%	(0.8	pp)
EBIT	1,143	1,233	(7%)			3,007	3,564	(16%)
Net income attributable to VimpelCom shareholders	104	255	(59%)			244	1,236	(80%)
EPS, basic (USD)	0.06	0.15	(60%)			0.14	0.73	(81%)
Capital expenditures excluding licenses[4]	964	930	4%			2,707	2,316	17%
Operating cash flow (EBITDA less CAPEX)	1,242	1,675	(26%)			3,529	4,341	(19%)
Net debt / LTM EBITDA[5]	2.5	2.3	8%
Total mobile customers (millions)[3]	223.4	218.4	2%

1)	Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items such as liquidations and disposals
2)	EBITDA and EBITDA margin are non-GAAP financial measures. For reconciliations see Attachment C
3)	Following the sale of the interest in Wind Canada in September 2014 the numbers exclude Wind Canada customers
4)	9M13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone
5)	Normalized LTM EBITDA excluding one-off charges related to the Algeria resolution For all definitions please see Attachment E

VimpelCom Ltd. 3Q 2014   |  1

CONTENTS

Strategic Update and Main Events	3
Vimpelcom Group – Financial and Operating Results 3Q14	4
Russia	8
Italy	10
Africa & Asia	12
Ukraine	14
CIS	16
Conference Call Information	18
Content of the Attachments	20

ORGANIC GROWTH REVENUE AND EBITDA

	3Q14 vs 3Q13
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	(3%)	(9%)	(12%)	(7%)	(9%)	(16%)
Italy	(2%)	(1%)	(3%)	3%	0%	3%
Africa & Asia	(4%)	1%	(3%)	(12%)	1%	(11%)
Ukraine	(6%)	(34%)	(40%)	(14%)	(31%)	(45%)
CIS	5%	(8%)	(3%)	12%	(9%)	3%
Total	(3%)	(6%)	(9%)	(4%)	(7%)	(11%)

	9M14 vs 9M13
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	(5%)	(10%)	(15%)	(9%)	(9%)	(18%)
Italy	(6%)	2%	(4%)	(4%)	3%	(1%)
Africa & Asia	(3%)	0%	(3%)	(9%)	0%	(9%)
Ukraine	(6%)	(24%)	(30%)	(11%)	(23%)	(34%)
CIS	5%	(8%)	(3%)	7%	(8%)	(1%)
Total	(5%)	(5%)	(10%)	(6%)	(6%)	(12%)

MOBILE CUSTOMERS1

million	3Q14	3Q13	YoY
Russia	57.3	58.1	(1%)
Italy	21.8	22.4	(3%)
Algeria	18.2	17.0	7%
Pakistan	38.7	37.4	4%
Bangladesh	30.2	28.1	8%
Ukraine	26.3	25.9	2%
Kazakhstan	9.8	9.0	9%
Uzbekistan	10.5	10.3	2%
Other	10.6	10.2	5%
Total	223.4	218.4	2%

1)	Following the sale of the interest in Wind Canada in September 2014 the numbers exclude Wind Canada customers
2)	Other include Armenia, Tajikistan, Georgia, Kyrgyzstan, Laos, Zimbabwe, Burundi and Central African Republic. Note that Burundi and Central African Republic assets were sold in October 2014, therefore respective customer numbers will be excluded in the future

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS and have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments.

As a result, certain numerical figures shown as totals, including in tables may not be an exact arithmetic aggregation of the figures that precede or follow them.

VimpelCom Ltd. 3Q 2014   |  2

STRATEGIC UPDATE AND MAIN EVENTS

•	Financed a total of USD 18.6 billion in debt YTD resulting in annual interest savings and an improved debt maturity profile

•	Resolution in Algeria is on track for closing by end of 2014 which, with the WIND refinancing, will yield total annual interest savings of ~USD 0.7 billion

•	Streamlined portfolio with the sale of assets in Canada, Central African Republic and Burundi

•	Appointed Gennady Gazin as member of the Board and Scott Dresser as General Counsel

•	Dividend of US 3.5 cents per ADS announced

•	2014 targets confirmed

Year to date, the Company has financed a total of ~USD 18.6 billion in debt, lowering annual interest costs and substantially improving the Company’s debt maturity schedule, and strengthening its liquidity position. No major debt refinancing obligation until 2020, strong liquidity and a solid cash flow generation, makes VimpelCom well funded.

In July, VimpelCom completed the second step of WIND’s refinancing. Together with the first step in April, the total refinancing will result in approximately USD 0.4 billion in annual interest savings, improved capital structure, and enhanced cash flow, all of which is expected to facilitate a deleveraging trajectory.

The Company expects the previously announced Algeria transaction will close by the end of 2014. All proceeds will be used by GTH to pay down the outstanding shareholder loans provided by VimpelCom to GTH. VimpelCom intends to use the total proceeds to repay existing debt, with estimated annual interest savings of approximately USD 0.3 billion.

The Company continued to streamline its portfolio with the sale of its interest in Wind Canada for approximately USD 122 million (CAD 135 million) in September 2014 and the sale of its assets in Burundi and Central African Republic for USD 65 million in October 2014.

The Supervisory Board of VimpelCom appointed Gennady Gazin as a member of the Supervisory Board, replacing Leonid Novoselsky. VimpelCom appointed Scott Dresser as Group General Counsel. He was also appointed a member of the Group Executive Board and the Group Management Board.

The Company announces today that the Supervisory Board has authorized the payment of a dividend of US 3.5 cents per American Depositary Share (“ADS”). The record date for the Company’s shareholders entitled to receive the dividend payment has been set for November 24, 2014. The ex-dividend date has been set for November 20, 2014. It is expected that the dividend will be paid in December 2014. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon.

VimpelCom confirms its annual targets1 for 2014:

•	Revenue decline of low to mid-single digit YoY;

•	EBITDA decline of low to mid-single digit YoY;

•	Net debt to EBITDA of approximately 2.4x; and

•	CAPEX (excluding licenses) to revenue of approximately 21%.

1.	The annual targets 2014 assume constant currency (as announced on January 28, 2014), no major regulatory changes, current asset portfolio mix and no major macro-economic changes. For all definitions please see Attachment E.

VimpelCom Ltd. 3Q 2014   |  3

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 3Q14

•	Revenue of USD 5.1 billion declined organically 3% YoY mainly due to continued market weakness in Italy, YoY performance and market slowdown in Russia, Ukraine and Pakistan

•	EBITDA of USD 2.2 billion declined organically 4% YoY primarily due to the decline in revenue

•	Strong EBITDA margin of 42.9%

•	CAPEX YTD excluding licenses up 17% YoY to USD 2.7 billion to drive mobile data growth

•	Net debt/EBITDA improved QoQ to 2.5x

OPERATING FINANCIALS PER BUSINESS UNIT

USD mln	3Q14	3Q13	Reported YoY		Organic YoY	9M14	9M13	Reported YoY		Organic YoY
Total operating revenue	5,145	5,685	(9%)		(3%)	15,237	16,994	(10%)		(5%)
of which:
Russia	2,021	2,298	(12%)		(3%)	5,879	6,936	(15%)		(5%)
Italy	1,613	1,657	(3%)		(2%)	4,753	4,934	(4%)		(6%)
Africa & Asia	845	869	(3%)		(4%)	2,572	2,643	(3%)		(3%)
Ukraine	252	420	(40%)		(6%)	846	1,216	(30%)		(6%)
CIS	496	513	(3%)		5%	1,397	1,445	(3%)		5%
other	(82)	(72)				(210)	(180)
EBITDA	2,205	2,474	(11%)		(4%)	6,370	7,247	(12%)		(6%)
of which:
Russia	827	980	(16%)		(7%)	2,401	2,939	(18%)		(9%)
Italy	693	673	3%		3%	1,887	1,901	(1%)		(4%)
Africa & Asia	368	415	(11%)		(12%)	1,159	1,268	(9%)		(9%)
Ukraine	114	208	(45%)		(14%)	392	595	(34%)		(11%)
CIS	254	246	3%		12%	702	706	(1%)		7%
other	(51)	(48)				(171)	(162)
EBITDA margin	42.9%	43.5%	(0.6	pp)		41.8%	42.6%	(0.8	pp)

FINANCIAL AND OPERATING PERFORMANCE OVERVIEW 3Q14

Total revenue in 3Q14 was negatively impacted by performance and the macro-economic slowdown in Russia, Ukraine and Pakistan, the rolling effect from the 2013 price competition in Italy, and the delayed 3G launch in Algeria. Service revenue improved organically 3% QoQ as the Company continued its focus on customer experience.

Total mobile customers increased 5 million YoY to 223.4 million by the end of the third quarter with the largest absolute contribution coming from a substantial increase in Algeria, Bangladesh and Pakistan.

EBITDA decreased organically 4% YoY to USD 2.2 billion reflecting the aforementioned decline in revenue, higher infrastructure costs in Russia, increasing frequency and utility costs in Ukraine, and additional network costs in the Africa & Asia Business Unit due to 3G expansions in Algeria, Pakistan and Bangladesh, partly off set by settlements in Italy. However, EBITDA increased organically 9% QoQ.

As expected, the Russian Business Unit continued to see YoY pressure on its financial results as the Company continued to execute the second phase of its transformation, focusing on Customer Excellence and implementing a cultural shift to a customer-centric organization. However, the Company realized operational improvements evidenced by improved churn, increased Net Promoter Score (“NPS”), which is the customer satisfaction measure used by the Company across the Group, resulting in 1.0 million net additions in customers in the third quarter. Revenue was down 3% YoY to RUB 73.1 billion, while mobile service revenue declined 5% YoY to RUB 57.8 billion. Mobile data revenue increased 22% YoY to RUB 9.8 billion supported by high demand for mobile data services, evidenced by a strong increase in mobile data traffic and a 16% YoY increase in mobile broadband customers. EBITDA declined organically 7% YoY to RUB 29.9 billion due to the revenue decrease, the incremental costs related to the higher investments in 3G and 4G/LTE and FOREX. EBITDA margin decreased to 40.9%.

VimpelCom Ltd. 3Q 2014   |  4

As customer perception began to improve during 2Q14 and 3Q14, the Company expects YoY trajectories in 4Q14 to show improvements compared to those of 9M14.

In Italy, WIND delivered solid performance in what remains a weak, although marginally improving market. The weakness was particularly evident in the mobile segment due to the rolling effect of the intense price competition of 2013 and the continued material decline in SMS usage. This trend of declining SMS usage is in line with the trends witnessed in other mature markets. The competitive environment continued to stabilize during the third quarter as most operators maintained a more benign approach to promotions. Mobile service revenue in 3Q14 decreased 9% to EUR 763 million driven by price pressure and further contraction of SMS revenue. However, these headwinds were partially mitigated by solid results in mobile data with mobile broadband revenue up 14% YoY to EUR 152 million. EBITDA increased organically 3% YoY to EUR 521 million due to settlements, which increased EBITDA margin YoY to 42.7%. The Company expects the market to show an improving YoY trend in 4Q14.

Africa & Asia Business Unit performance was impacted by a slowdown in Algeria and Pakistan. As a consequence, revenue decreased 4% YoY organically to USD 845 million and EBITDA decreased organically 12% YoY to USD 368 million.

In Algeria, Djezzy maintained its leadership position in the market. As expected, revenue declined 5% YoY to DZD 34 billion due to the launch of 3G by competitors in December 2013, well ahead of Djezzy’s 3G launch in July 2014. The commercial launch of 3G services in Algeria has been successful with mobile data revenue increasing almost four times QoQ. In Pakistan, revenue declined 9% YoY to PKR 24 billion due to pressures from competitor bundling activity and the difficult macro-economic situation. In Bangladesh, the Company showed the results of its successful turnaround with a 10% YoY increase in revenue, a 8% YoY growth in customers, and a 20% YoY increase in EBITDA.

The ongoing turbulence in Ukraine and the difficult environment led to more conservative spending behavior by customers and a negative impact on Kyivstar’s financial results. Total revenue decreased 6% YoY to UAH 3.2 billion. Mobile service revenue declined 4% YoY to UAH 2.9 billion primarily due to lower mobile voice, VAS and guest roaming revenue, partly compensated by growing international interconnect revenue. EBITDA decreased 14% YoY to UAH 1.4 billion due to lower revenue and cost pressures resulting from a 15% YoY increase in electricity tariffs and a doubling of frequency fees. Consequently, EBITDA margin declined 4.1 percentage points YoY to 45.5%. The Company continues implementing cost efficiency measures as part of its Operational Excellence program to support EBITDA margins. Kyivstar’s transformation program continues to deliver improvement in operating performance, but the operating and economic environment is expected to remain challenging.

Competition in the CIS Business Unit continued to increase during 3Q14, but VimpelCom improved its strong market positions in most countries. Revenue increased 5% YoY organically reaching USD 496 million driven by a 27% increase in mobile data revenue. In Kazakhstan, Beeline continued its successful turnaround and improved its market position against its main competitor despite the highly competitive market. EBITDA in CIS increased organically 12% YoY to USD 254 million, with a 3.2 percentage point increase in EBITDA margin to 51.2%.

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES 3Q14

USD mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	5,145	5,685	(9%)		15,237	16,994	(10%)
Mobile service revenue	4,124	4,653	(11%)		12,245	13,697	(11%)
EBITDA	2,205	2,474	(11%)		6,370	7,247	(12%)
EBITDA margin	42.9%	43.5%	(0.6	pp)	41.8%	42.6%	(0.8	pp)
EBIT	1,143	1,233	(7%)		3,007	3,564	(16%)
Financial income and expenses	(515)	(526)	(2%)		(1,562)	(1,548)	1%
Net foreign exchange (loss)/gain and others	(518)	(42)	1126%		(610)	(46)	1218%
Profit before tax	110	665	(83%)		835	1,970	(58%)
Income tax expense	(87)	(390)	(78%)		(681)	(807)	(16%)
Profit for the period	23	275	(92%)		154	1,163	(87%)
Net income attributable to VimpelCom shareholders	104	255	(59%)		244	1,236	(80%)

USD mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Capital expenditures[1]	978	1,040	(6%)		3,179	2,426	31%
Capital expenditures[1] excluding licenses	964	930	4%		2,707	2,316	17%
Capex[1] excl licenses/Revenue	19%	16%			18%	14%

1)	CAPEX in 9M13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone

VimpelCom Ltd. 3Q 2014   |  5

EBIT in 3Q14 decreased 7% YoY to USD 1.1 billion due to the decline in reported EBITDA, partly offset by a gain of USD 110 million as the Company has sold its interest in Wind Canada in September 2014, and the continued positive impact of declining amortization of intangible assets associated with the Wind Telecom acquisition. An impairment of USD 22 million was recorded in 3Q14 due to the sale of the Company’s operations in Burundi and Central African Republic in October 2014. In addition, the Company fully impaired its assets in Crimea for USD 13 million in 3Q14. While in 3Q13 the Company impaired certain equipment and Laos goodwill for in total of USD 45 million.

Profit before tax decreased to USD 110 million, compared to profit before tax of USD 665 million in the same period a year ago. The decrease was primarily the result of one off costs related to the WIND refinancing completed in July

2014, the decline in operational performance and depreciation of mainly RUB, UAH and EUR against the US dollar.

Net income attributable to VimpelCom shareholders halved YoY mainly due to the lower profit before tax, lower income tax charges and losses allocated to non-controlling interest. The effective tax rate in 3Q14 is higher than in 3Q13, mainly due to non-tax deductible items and non-cash tax charges of USD 110 million as a direct result of the Algerian transaction, which will become due upon closing of the deal.

CAPEX excluding licenses increased 4% YoY to USD 0.9 billion in 3Q14. The Company plans to maintain its strategy to invest in high-speed data networks to capture mobile data growth, including the rollout of 4G/LTE networks in Russia, 3G networks in Algeria, Bangladesh and Pakistan, and continued investments in HSPA+ and 4G/LTE in Italy.

STATEMENT OF FINANCIAL POSITION & CASH FLOW 3Q14

USD mln	3Q14	2Q14	QoQ
Total assets	45,833	48,986	(6%)
Shareholders’ equity	7,868	8,578	(8%)
Gross debt	27,714	29,022	(5%)
Net debt	21,736	23,242	(6%)
Gross debt / LTM EBITDA[1]	3.2	3.3
Net debt / LTM EBITDA[1]	2.5	2.6

USD mln	3Q14	3Q13	YoY	9M14	9M13	YoY
Net cash from operating activities	1,610	1,675	(4%)	3,880	4,341	(11%)
Net cash used in investing activities	(801)	(979)	(18%)	(3,072)	(2,710)	13%
Net cash from financing activities	(91)	(316)	(71%)	1,070	(1,545)	(169%)

1)	Normalized LTM EBITDA excluding one-off charges related to the Algeria resolution

Total assets decreased 6% QoQ in 3Q14 to USD 45.8 billion primarily as a result of depreciation of RUB, UAH and EUR against the US dollar. Also, gross debt decreased to USD 27.7 billion in 3Q14 due to RUB and EUR depreciation. Net debt decreased QoQ to USD 21.7 billion and LTM EBITDA decreased by 3% QoQ, leading to the decrease in the Net debt to EBITDA ratio to 2.5x at the end of the third quarter.

Net cash from operating activities was USD 1.6 billion in 3Q14, a 4% decrease YoY, due to decrease in EBITDA offset by lower income tax and interest payments. Net cash used in investing activities decreased to USD 0.8 billion in 3Q14, compared to USD 1.0 billion in 3Q13 mainly due to positive inflow coming from the sale of the Company’s interest in Wind Canada of approximately USD 110 million and inflow from deposits of USD 140 million offset by incremental cash CAPEX of approximately USD 100 million. The decrease in net cash from financing activities in 3Q14 is a net result of the second part of WIND refinancing, including fees paid for new borrowings and call premium, drawdown under VimpelCom RCF and OJSC VimpelCom bond repayment. While the decrease in 3Q13 was primarily caused by repayment of a bond by OJSC VimpelCom for USD 0.3 billion.

VimpelCom Ltd. 3Q 2014   |  6

BUSINESS UNITS PERFORMANCE IN 3Q14

•	Russia

•	Italy

•	Africa & Asia

•	Ukraine

•	CIS

VimpelCom Ltd. 3Q 2014   |  7

RUSSIA – 3Q14

•	Continued QoQ improvements, increase in NPS, improving churn

•	Mobile customers increased 1.0 million QoQ, reaching 57.3 million

•	Mobile data revenue grew 22% YoY

•	Mobile service revenue decreased 5.0% YoY driven by measures taken to reduce unrequested services to improve customer experience

•	EBITDA decreased 7% YoY mainly due to continued investments in network and FOREX, leading to an EBITDA margin of 40.9%

As expected, the Russian Business Unit continued to see pressure on its financial results YoY due to the macro-economic slowdown, while the Company also continues to execute the second phase of its transformation, focusing on Customer Excellence and implementing a cultural shift to a customer-centric organization. Customer experience continued to improve in the third quarter and the Company expects YoY trajectories in 4Q14 to show improvements compared to those of 9M14.

Mobile service revenue declined 5% YoY to RUB 57.8 billion after being negatively affected by the measures taken to eliminate unrequested services from content providers to Beeline customers. Beeline’s mobile customers increased by 1.0 million QoQ as churn continued to improve, showing a 4 percentage points YoY decrease to an annualized rate of 58%. Mobile voice revenue was down YoY due to declining prices and the migration of customers to the Company’s new and more attractive price plans. ARPU declined 4% YoY to RUB 335 partly as a result of the measures taken to reject unrequested services from content providers. The mobile voice revenue decline was partially offset by increasing mobile data revenue from strong growth in mobile data traffic, which more than doubled YoY. Mobile data revenue increased 22% YoY to RUB 9.8 billion.

Fixed-line service revenue increased 3% YoY to RUB 13.2 billion mainly due to FOREX impact on dollar denominated contracts. The fixed-line broadband customer base declined 3% YoY to 2.2 million, while fixed-line broadband ARPU increased 2% YoY to RUB 454. The Company’s strategy in the fixed-line business continues to be centered on profitability in regions where it currently has significant market share.

EBITDA decreased 7% YoY to RUB 29.9 billion and EBITDA margin decreased 1.7 percentage points YoY to 40.9% due to the lower revenue, the increased demand-driven network investments and the effect of the depreciation of ruble against the US dollar.

Beeline is progressing in its efforts to enhance customer perception and saw continued improvements during the quarter with further closing the gap to its competitors in Net Promoter Score (“NPS”), improved churn and growing customers QoQ. Customer experience improved due to significant progress in filtering SMS spam, a service improvement introduced in 1Q14. On average, a customer received 0.5 SMS spam per month as of September 2014, while it was 12 SMS spam per month on average for 2013. Customer service is supported by the Beeline app, which has been downloaded by more than 3.5 million customers since introduction in 1Q14.

At the same time, Beeline continued to launch new initiatives and products. To stimulate data usage, Beeline introduced 4G/LTE for free to customers in the Moscow oblast until January 15, 2015. The Company also started selling the iPhone 6 and introduced a second round of sales of the attractive and affordable Beeline 3G smartphone priced at RUB 490 in the third quarter to increase penetration of smartphones in the customer base. The value proposition was further improved by the “Personalized Beeline initiative” in which the Company advises on individual tariff offers to customers based on their consumption profile.

The Company will continue its Operational Excellence 2.0 program into 2015, focusing on simultaneously improving both customer service and efficiency.

Beeline continued to invest in high-speed data networks and is on track with its plans for the accelerated roll out of 4G/LTE. The Company has launched 4G/LTE in 24 regions at the end of September and increased the number of 3G base stations by 28% YoY in 3Q14 to 30,000. Data speed is higher than 2 Mbps for 91% of Beeline customers, while it is already higher than 2.5 Mbps for 71% of Beeline customers. In addition, the Company will improve voice quality by launching HD voice in 43 regions by year end. 3Q14 LTM total CAPEX to revenues was 24% in Russia and Beeline expects total CAPEX to revenue of 22% in FY14.

VimpelCom Ltd. 3Q 2014   |  8

RUSSIA KEY INDICATORS

RUB mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	73,082	75,354	(3%)		207,952	219,250	(5%)
Mobile service revenue	57,810	60,804	(5%)		165,078	172,767	(4%)
Fixed-line service revenue	13,228	12,841	3%		37,847	37,011	2%
EBITDA	29,878	32,131	(7%)		84,894	92,943	(9%)
EBITDA margin	40.9%	42.6%	(1.7	pp)	40.8%	42.4%	(1.6	pp)
Capex	15,147	12,946	17%		40,339	30,921	30%
Capex/Revenue	21%	17%			19%	14%
Mobile
Total operating revenue	59,691	62,395	(4%)		169,629	181,766	(7%)
- of which mobile data	9,829	8,054	22%		27,541	22,897	20%
Customers (mln)	57.3	58.1	(1%)
- of which broadband (mln)	3.5	3.0	16%
ARPU (RUB)	335	349	(4%)
MOU (min)	311	290	7%
Fixed-line
Total operating revenue	13,391	12,960	3%		38,323	37,484	2%
Broadband revenue	3,103	3,119	(1%)		9,541	9,479	1%
Broadband customers (mln)	2.2	2.3	(3%)
Broadband ARPU (RUB)	454	443	2%

VimpelCom Ltd. 3Q 2014   |  9

ITALY – 3Q14

•	Solid performance in a weak but improving market

•	Strong data revenue growth: mobile broadband up 14% YoY and fixed broadband up 3% YoY

•	Mobile broadband customer base increased 24% YoY to over 10 million

•	Total revenue of EUR 1.2 billion, declined 2% YoY; slower rate of decline driven by improving underlying performance and settlements

•	EBITDA at EUR 521 million and margin increased 2 percentage points to 42.7%; excluding settlements, EBITDA declined 7%

In 3Q14 WIND delivered solid performance in what remains a weak market, although there are some signs of recovery in the mobile segment. The intense price competition of 2013 as well as the material decline in SMS usage, impacted 3Q14 results. During the summer, the three main operators maintained a less aggressive approach to promotions and, as a result, the market witnessed a reduction in gross additions and in overall subscriber size, albeit with a positive impact on churn. In this context, WIND further increased its subscriber market share with an improving quarterly trend.

Total revenue in 3Q14 decreased 2% YoY to EUR 1,220 million driven by improving underlying performance coupled with settlements which were fully accounted for in the quarter but with certain commercial impacts attributable in part to 4Q14. Excluding the impact attributable to 4Q14 underlying revenue declined 6%, driven by an 8% YoY reduction in service revenue, due to the persisting effect of cannibalization coming from the 2013 price pressure, the SMS disintermediation and the reduction in mobile customer base, as well as a decline in fixed-line out of bundle traffic revenue.

Mobile service revenue decreased 9% YoY in 3Q14 to EUR 763 million, a 2 percentage points QoQ improvement in trend, with year-over-year performance driven by the aforementioned 2013 price pressure and SMS revenue contraction. WIND’s mobile data revenue was up 14% YoY to EUR 152 million, driven by a 24% YoY growth in mobile broadband customers to 10.2 million, partially offset the decline in voice and SMS revenue. 3Q14 results were also impacted by the launch earlier this year of new MVNOs specifically targeted at the ethnic segment.

In 3Q14, WIND’s mobile customer base declined slightly YoY to 21.8 million mainly due to lower gross additions in the market and a decrease in the number of secondary SIM cards previously used for specific on-net calls. The reduction of WIND’s customer base was significantly lower than that of the market, leading to a further increase in its subscriber market share. Once again, WIND confirmed its leading position in terms of customer satisfaction and net promoter score leading to 8 percentage points YoY improvement in churn to 32%.

In 3Q14, mobile ARPU declined 7% YoY to EUR 12, an improving trend QoQ with data ARPU reaching 39% of total mobile ARPU.

In fixed-line, service revenue decreased 7% YoY to EUR 291 million mostly due to the decline in the customer base, primarily in the less profitable indirect segment and a decline in voice volumes resulting from fixed to mobile substitution. Fixed broadband revenue increased 3% YoY to EUR 138 million with broadband LLU customers and dual play customers stable YoY.

WIND’s reported EBITDA in 3Q14 increased 3%, to EUR 521 million with a positive impact from the aforementioned settlements fully accounted in the quarter but with certain commercial impacts attributable in part to 4Q14. Excluding this effect, underlying EBITDA declined 7% YoY due to the decline in revenue, partially offset by cost efficiency measures, which included an innovative insourcing and productivity plan launched in September. Reported EBITDA margin increased 2 percentage points to 42.7%, with a stable underlying trend.

In the third quarter of 2014, WIND invested EUR 187 million in expanding its 4G/LTE coverage, as well as in increasing the capacity and coverage of the existing HSPA+ network. At the end of 3Q14 LTE services were available in more than 300 cities and, by the end of 2014, the 4G/LTE network will achieve coverage of approximately 35% of the population.

WIND is progressing with its tower sale process and expects this to be completed in the first quarter of 2015.

VimpelCom Ltd. 3Q 2014   |  10

ITALY KEY INDICATORS

EUR mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	1,220	1,250	(2%)		3,511	3,746	(6%)
Mobile service revenue	763	839	(9%)		2,229	2,482	(10%)
Fixed-line service revenue	291	312	(7%)		900	974	(8%)
EBITDA	521	507	3%		1,386	1,443	(4%)
EBITDA margin	42.7%	40.6%	2.1	pp	39.6%	38.6%	1.0	pp
Capex[1]	187	153	22%		496	498	(0%)
Capex1/Revenue	15%	12%			14%	13%
Mobile
Total revenue	848	926	(8%)		2,508	2,741	(9%)
Customers (mln)	21.8	22.4	(3%)
- of which broadband (mln) [2]	10.2	8.2	24%
ARPU (€)	11.6	12.5	(7%)
MOU (min)	262	240	9%
Fixed
Total revenue	372	325	15%		1,003	1,005	(0%)
Total voice customers (mln)	2.9	3.0	(5%)
ARPU (€)	29	30	(3%)
Broadband customers (mln)	2.1	2.2	(2%)
Broadband ARPU (€)	21	20	5%
Dual-play customers (mln)	1.9	1.9	0%

1)	CAPEX in 9M13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone; excluding FOC assets
2)	Mobile broadband include customers that have performed at least one mobile Internet event in the previous month

VimpelCom Ltd. 3Q 2014   |  11

AFRICA & ASIA – 3Q14

•	Revenue decreased organically 4% YoY to USD 845 million, negatively impacted by competitive pressure in Algeria and Pakistan, partly offset by continued strong recovery in Bangladesh

•	EBITDA decreased organically 12% YoY to USD 368 million; EBITDA margin was 43.5%

•	Customer base grew 5% YoY to 91.6 million

Revenue in the Africa & Asia Business Unit decreased 4% YoY organically to USD 845 million. Reported revenue declined 3% YoY. The customer base in the Africa & Asia business unit increased 5% to 91.6 million driven by strong growth in all main operating units, particularly in Bangladesh.

EBITDA decreased organically 12% YoY to USD 368 million and reported EBITDA declined 11% YoY.

CAPEX in 3Q14 increased 24% YoY to USD 235 million due to 3G investments in Algeria, Bangladesh and Pakistan, as well as network modernization in Pakistan. The Company expects to complete the network modernization in Pakistan in 4Q14, increasing the capacity of its network and improving its position to compete effectively in the market.

The following analysis of the performance of the operating units is in local currencies.

ALGERIA (“DJEZZY”)

Djezzy’s revenue decreased 5% YoY due to the launch of 3G by other Algerian operators in December 2013 before Djezzy. Following its own launch of 3G services in July 2014, Djezzy was able to grow its mobile customer base by 7% YoY to 18.2 million.

Currently, Djezzy’s 3G services are available in 14 provinces, including the largest four provinces in terms of population. During the quarter, Djezzy launched a number of commercial offers, including its successful Millennium 3G (hybrid product, voice and data), handsets promotions with data packages, B2C and B2B, and 3G VAS products such as Facebook zero, Djezzy store, Djezzy App, and Be Djezzy. As a result, data users increased 40% QoQ and mobile data revenue increased almost four times QoQ. Mobile ARPU decreased 8% YoY due to high-value customer churn during the delay in 3G service.

EBITDA decreased 13% YoY, negatively impacted by higher network costs due to the 3G roll out and higher HR costs.

CAPEX increased to USD 84 million mainly due to the investments in the high-speed 3G network.

PAKISTAN (“MOBILINK”)

The political environment in Pakistan remained difficult with opposition parties demanding political and electoral reforms. The national power shortfall also surged during the quarter, resulting in approximately 6 to 8 hours of power being cut per day.

Mobilink’s revenue decreased 9% YoY. Competitive pressures and a challenging regulatory environment with country-wide implementation of the biometric verification system led to a YoY slowdown in customer base growth. In addition, lower voice revenue was driven by the shift in Mobilink’s pricing strategy to counter competition. Lower VAS revenue was the result of efforts to enhance customer experience, particularly the shift to a transparent charging regime on subscriptions. Further, lower interconnect revenue YoY was the result of lower local and international incoming traffic from the international clearing house. Mobile data revenue increased 40% YoY driven by 3G services and Mobile Financial Services. Mobilink’s mobile customer base grew 4% YoY to 38.7 million due to the introduction of attractive tariff plans, 3G bundles for new customers, and a reactivation campaign. Mobilink realized the fastest grow in 3G in the country, reaching 1 million 3G customers within 90 days after commercial launch.

ARPU decreased 15% YoY due to price dilution in an aggressive market as competitors actively matched offers.

Network modernization in Pakistan is on track, which is supporting QoQ developments in customer usage. In addition, Mobilink is aggressively rolling out 3G sites and focusing on expanding its MFS retailer network.

EBITDA decreased 30% YoY, negatively impacted by lower service revenue YoY alongside higher customer associated costs, network costs and HR costs.

CAPEX increased to USD 97 million mainly due to the network modernization project.

VimpelCom Ltd. 3Q 2014   |  12

BANGLADESH (“BANGLALINK”)

banglalink’s revenue increased 10% YoY from higher voice, interconnection and VAS revenue primarily due to 8% YoY growth in customer base to 30.2 million. During the quarter, banglalink concluded the improvement and modernization of its 2G network, as well as nationwide 3G coverage for 64 districts.

ARPU slightly decreased 1% YoY primarily due to the impact of promotional price competition.

EBITDA increased 20% YoY driven by increasing revenue and lower customer acquisition costs, partially offset by higher network costs.

CAPEX increased to USD 50 million mainly due to the 2G coverage and modernization project, along with the 3G rollout, both of which were completed during the quarter.

AFRICA & ASIA KEY INDICATORS

USD mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	845	869	(3%)		2,572	2,643	(3%)
Mobile service revenue	824	857	(4%)		2,516	2,605	(3%)
EBITDA	368	415	(11%)		1,159	1,268	(9%)
EBITDA margin	43.5%	47.7%	(4.2	pp)	45.1%	48.0%	(2.9	pp)
Capex	235	190	24%		994	289	244%
Capex1/Revenue	29%	9%			27%	7%
Mobile customers (mln)	91.6	87.2	5%

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	34	36	(5%)		103	107	(4%)
Mobile service revenue	34	36	(6%)		102	107	(5%)
EBITDA	18	21	(13%)		56	63	(11%)
EBITDA margin	52.5%	57.2%	(4.7	pp)	54.7%	58.8%	(4.1	pp)
CAPEX (USD mln)[1]	84	7	n.m.		306	33	n.m.
CAPEX/Revenue	20%	3%			24%	2%

PAKISTAN

PKR bln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	24	27	(9%)		76	82	(7%)
Mobile service revenue	23	26	(10%)		73	80	(8%)
EBITDA	9	12	(30%)		29	35	(18%)
EBITDA margin	34.9%	43.1%	(8.2	pp)	37.8%	42.8%	(5.0	pp)
CAPEX (USD mln)[1]	97	52	87%		262	100	162%
CAPEX/Revenue	40%	20%			34%	12%

BANGLADESH

BDT bln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	11	10	10%		32	29	10%
Mobile service revenue	11	10	8%		32	29	9%
EBITDA	4	4	20%		12	11	10%
EBITDA margin	39.7%	36.3%	3.4	pp	38.3%	38.2%	0.1	pp
CAPEX (USD mln)[1]	50	17	19	3%	119	39	203%
CAPEX/Revenue	35%	13%			29%	10%

1)	CAPEX excl. licenses

VimpelCom Ltd. 3Q 2014   |  13

UKRAINE – 3Q14

•	Transformation program on track, in a difficult operating environment

•	Mobile customer base increased 4% QoQ to 26.3 million

•	Mobile service revenue decreased 4% YoY to UAH 2.9 billion primarily due to lower customer spending

•	EBITDA declined 14% YoY to UAH 1.4 billion; EBITDA margin of 45.5%, up 1.0 percentage point QoQ

The ongoing turmoil in Ukraine and the resulting very difficult environment led to more conservative spending behavior by customers and a negative impact on Kyivstar’s financial results. The operating and economic environment in Ukraine is expected to remain challenging.

The ongoing transformation program, which aims to improve customer excellence and operational performance, is on track and is showing positive results. Net Promoter Scores in 3Q14 continued to improve, particularly in network quality perception, but also due to attractive simplified tariff offerings focused on on-net, off-net, Internet and FTTB. As a result, Kyivstar reported the leading position in NPS and annualized churn improved by 13 percentage points YoY to 19%.

Total revenue decreased 6% YoY to UAH 3.2 billion due to a decline in both mobile and fixed-line revenue. Mobile service revenue decreased 4% YoY to UAH 2.9 billion primarily as a result of lower mobile voice and VAS revenue, mainly due to more conservative spending behavior by customers, while guest roaming revenue declined due to fewer tourist visits to Ukraine. This was in part compensated by growing international interconnect revenue as a result of the increased international interconnect rates and weakening Hryvnia. Mobile data revenue growth remained solid at 5% YoY, reaching UAH 245 million as smartphone penetration increased to 21% of the customer base in the third quarter. Kyivstar’s mobile customer base increased 2% YoY and 4% QoQ to 26.3 million and mobile ARPU declined 3% YoY to UAH 37 mainly due to more conservative spending behavior by customers.

Fixed-line service revenue decreased 13% YoY to UAH 254 million due to a decrease in transit traffic termination, partly offset by growth in fixed residential broadband (FTTB) revenue, which continued to outgrow the market, increasing 3% YoY to UAH 107 million. The increase was driven by growth in the fixed broadband customer base of 12% YoY to 810 thousand, while fixed broadband ARPU decreased 9% YoY to UAH 44.6.

EBITDA decreased 14% YoY to UAH 1.4 billion due to lower mobile voice and VAS revenue and guest roaming, while the Company faced cost pressures resulting from a 15% YoY increase in electricity tariffs and a doubling of frequency fees in April 2014. Consequently, EBITDA margin declined 4.1 percentage points YoY to 45.5%, but increased by 1.0 percentage point QoQ. The Company continues to implement cost efficiency measures as part of the Operational Excellence program to support EBITDA margins.

Kyivstar continued modernizing its network to prepare for future mobile data growth. CAPEX totaled UAH 445 million in 3Q14 and LTM 3Q14 CAPEX to revenue was at an efficient level of 13%. Operating cash flow declined by 13% YoY to UAH 1.0 billion. However, operating cash flow margin remains strong at 31%.

VimpelCom Ltd. 3Q 2014   |  14

UKRAINE KEY INDICATORS

UAH mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	3,160	3,359	(6%)		9,136	9,722	(6%)
Mobile service revenue	2,899	3,008	(4%)		8,326	8,724	(5%)
Fixed-line service revenue	254	290	(13%)		792	820	(3%)
EBITDA	1,436	1,666	(14%)		4,215	4,752	(11%)
EBITDA margin	45.5%	49.6%	(4.1	pp)	46.1%	48.9%	(2.8	pp)
Capex	445	525	(15%)		1,103	1,243	(11%)
Capex/Revenue	14%	16%			12%	13%
Mobile
Total operating revenue	2,906	3,069	(5%)		8,342	8,902	(6%)
Customers (mln)	26.3	25.9	2%
ARPU (UAH)	37.0	38.2	(3%)
MOU (min)	517	497	4%
Fixed-line
Total operating revenue	255	290	(12%)		795	820	(3%)
Broadband revenue	107	104	3%		333	301	11%
Broadband customers (mln)	1	1	12%
Broadband ARPU (UAH)	44.6	48.8	(9%)

VimpelCom Ltd. 3Q 2014   |  15

CIS – 3Q14

•	Total revenue increased organically by 5% YoY

•	Mobile customers increased 6% YoY to 26.3 million

•	Mobile data revenue growth of 27% YoY

•	EBITDA reached USD 254 million with organic growth of 12% YoY, and continued strong EBITDA margin of 51.2%

•	Continued strong revenue and EBITDA growth in Kazakhstan

VimpelCom improved its strong market positions in 3Q14 in most countries in the CIS despite continued increases in competition. Mobile data revenue growth was strong in all CIS markets. EBITDA margins and cash flows were also robust as a result of efficiencies achieved through the Company’s Operational Excellence and Capital Efficiency programs.

Total revenue increased organically 5% YoY, while total reported revenue declined 3% YoY to USD 496 million mainly due to currency devaluation in Kazakhstan and Kyrgyzstan. Mobile service revenue increased organically 5% YoY to USD 452 million driven by strong mobile data revenue organic growth of 27% YoY. The CIS Business Unit grew its mobile customer base 6% YoY to 26.3 million with increases seen across almost all operations, supported by a significant improvement in churn.

EBITDA grew organically 12% YoY leading to a strong margin of 51.2%, mainly due to strong mobile revenue growth in Kazakhstan and Uzbekistan. Underlying organic growth of EBITDA was 7% as 3Q13 EBITDA was negatively impacted by a one-off of USD 11 million related to USB-dongle sales. On a reported basis, EBITDA increased 3% to USD 254.

LTM 3Q14 CAPEX to revenue for the Business Unit CIS was 15%.

The following analysis of the performance in the operating units is in local currencies except when stated otherwise.

KAZAKHSTAN

In Kazakhstan, Beeline completed its successful turnaround and improved its market position against its main competitors despite the highly competitive market. Customers continue to be attracted by Beeline’s value proposition as a result of the ongoing transition to bundled tariff plans, as well as its new data products.

Total operating revenue in Kazakhstan increased 5% YoY in 3Q14 to KZT 36 billion driven by 4% YoY growth in mobile service revenue and a 15% YoY increase in fixed-line service revenue. The mobile customer base increased 9% YoY to 9.8 million and mobile ARPU decreased 4% YoY to KZT 1,098 due to a decrease in interconnect revenue. Mobile data revenue increased 41% YoY as a result of both an increase in data users and data ARPU. Annualized churn stood at 51%. The strong growth in fixed-line service revenue was due to the increasing traffic termination charge and FTTB revenue.

EBITDA grew 16% YoY and EBITDA margin increased 4.3 percentage points to 48.2% due to a negative one-off in 3Q13 related to USB dongle sales. Excluding this one-off, EBITDA growth would have been 8% YoY.

CAPEX was KZT 4,805 and CAPEX to revenues LTM was 14% in Kazakhstan.

UZBEKISTAN

Mobile service revenue increased 8% YoY to USD 189 million driven by a 7% YoY improvement in ARPU to USD 6 and a 2% YoY increase in the customer base to 10.5 million. The ARPU increase was mainly driven by a 36% YoY increase in mobile data revenue to USD 35 million. EBITDA grew 9% YoY to USD 127 million leading to an EBITDA margin of 66.5%.

LTM 3Q14 CAPEX to revenue was 17% in Uzbekistan.

Beeline aims to maintain its leading market position in Uzbekistan by focusing on high value customers. It is expected that a third mobile operator will enter the market in December 2014, which is expected to impact results in 4Q14 and 2015.

KYRGYZSTAN

Mobile service revenue increased 3% YoY to KGS 2.7 billion due to growth in mobile data revenue of 50% and increasing interconnect and VAS revenue, which was offset in part by declining voice revenue. The mobile customer base increased 7% YoY to 2.7 million due to Beeline’s attractive on-net and data offerings. ARPU decreased 6% YoY to KGS 330 as a result of declining prices.

EBITDA increased 6% and EBITDA margin increased by 1.9 percentage points to 52.9% due to effective OPEX and commercial cost control.

VimpelCom Ltd. 3Q 2014   |  16

ARMENIA

Mobile service revenue in Armenia decreased 2% YoY to AMD 6.9 billion in 3Q14 due to a decline in voice revenue. Mobile customers increased by 9% YoY due to the improvement of annualized churn to 43% in 3Q14 from 54% in 3Q13 as a result of increased focus on quality sales. Fixed-line service revenue increased 9% due to a growth in transit traffic termination revenue, offsetting the decline in voice revenue and the reduction in the customer base.

EBITDA declined 8% YoY and EBITDA margin decreased 4.7 percentage points to 37.7% mainly due to the increased costs of carrying traffic for both mobile and fixed-line, as well as the increased share of low margin transit traffic termination revenue. Competition remained intense following the introduction of MNP in April 2014.

TAJIKISTAN

In Tajikistan, mobile service revenue decreased 5% YoY to USD 41 million in 3Q14 as a result of ARPU decreasing by 8% to USD 11, which was mainly due to decreasing prices and declining international calls. However, this was partly offset by 3% YoY growth in the mobile customer base to 1.3 million.

EBITDA decreased 14% YoY, while EBITDA margin decreased 3.9 percentage points to 49.9% as a result of the pressure on revenue and increase of interconnect costs.

GEORGIA

The Georgian market remained highly competitive in 3Q14 with the Company’s mobile service revenue declining by 6% YoY to GEL 35 million partly as a result of a lack of a 3G license versus competition. Despite this, the Company grew its mobile customer base 13% YoY to 1.3 million due to its attractive value proposition. ARPU declined 18% YoY to GEL 9.

EBITDA decreased 23% YoY to GEL 10 million and EBITDA margin decreased 5.9 percentage points YoY to 27.7%.

CIS KEY INDICATORS

USD mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	496	513	(3%)		1,397	1,445	(3%)
Mobile service revenue	452	469	(4%)		1,266	1,317	(4%)
Fixed-line service revenue	42	41	1%		124	120	3%
EBITDA	254	246	3%		702	706	(1%)
EBITDA margin	51.2%	48.0%	3.2	pp	50.2%	48.8%	1.4	pp
Capex	66	129	(49%)		141	308	(54%)
Capex/Revenue	13%	25%			10%	21%
Mobile
Customers (mln)	26.3	24.9	6%
- of which broadband (mln)	13.7	13.0	5%
Fixed
Broadband customers (mln)	0.4	0.3	1%
Broadband revenue	13.0	15.0	(11%)		42.0	44.0	(5%)

For details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	35,928	34,068	5%		100,301	94,019	7%
Mobile service revenue	32,257	30,882	4%		89,365	85,354	5%
Fixed-line service revenue	3,608	3,129	15%		10,796	8,505	27%
EBITDA	17,322	14,966	16%		48,368	43,330	12%
EBITDA margin	48.2%	43.9%	4.3	pp	48.2%	46.1%	2.1	pp
Capex (USD mln)	26	39	(33%)		53	101	(48%)
Capex / Revenue	13%	18%			9%	16%

UZBEKISTAN

USD mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	190	176	8%		532	500	6%
Mobile service revenue	189	174	8%		526	492	7%
Fixed-line service revenue	2	2	(13%)		5	6	(10%)
EBITDA	127	116	9%		346	326	6%
EBITDA margin	66.5%	66.0%	0.5	pp	65.1%	65.3%	(0.2	pp)
Capex (USD mln)	20	65	(69%)		51	159	(68%)
Capex / Revenue	11%	37%			10%	32%

VimpelCom Ltd. 3Q 2014   |  17

CONFERENCE CALL INFORMATION

On November 12, 2014, the Company will host an analyst & investor conference call on its third quarter results at 2:00 pm CET. The call and slide presentation may be accessed at http://www.vimpelcom.com.

2:00 pm CET investor and analyst conference call

US call-in number: +1 (877) 616-4476

Confirmation Code: 22662538

International call-in number: + 1 (402) 875-4763

Confirmation Code: 22662538

The conference call replay and the slide presentations webcast will be available until November 19, 2014. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay Number: +1 (855) 859-2056

Confirmation Code: 22662538

International Replay Number: +1 (404) 537-3406

Confirmation Code: 22662538

CONTACT INFORMATION

INVESTOR RELATIONS Gerbrand Nijman / Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	MEDIA AND PUBLIC RELATIONS Bobby Leach / Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 3Q 2014   |  18

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to, among other things, the Company’s anticipated performance, its expectation to close and derive benefits from the Algeria transaction, anticipated interest cost savings, its 2014 annual targets, operational and network development, the timing of the expected tower sale in Italy, and the Company’s ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. Additionally, the Algeria transaction remains subject to satisfaction of conditions precedent and there can be no assurance that they will be satisfied on a timely basis or at all. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom, headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 739 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2014 VimpelCom had 223 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

VimpelCom Ltd. 3Q 2014   |  19

CONTENT OF THE ATTACHMENTS

Attachment A	VimpelCom Ltd Interim Financial Statements	21

Attachment B	Country units key indicators CIS and Africa & Asia	24

Attachment C	Reconciliation Tables	27
	Average Rates of Functional Currencies to USD

Attachment D	WIND Telecomunicazioni group condensed financial statement of income	28

Attachment E	Definitions	29

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook3Q2014.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 3Q 2014   |  20

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

USD mln	3Q14	3Q13	9M14	9M13
Total operating revenue	5,145	5,685	15,237	16,994
of which other revenue	173	74	351	172
Operating expenses
Service costs, equipment and accessories	1,272	1,482	3,788	4,497
Selling, general and administrative expenses	1,668	1,729	5,078	5,250
Depreciation	717	726	2,217	2,240
Amortization	381	441	1,155	1,333
Impairment loss	(61)	45	(59)	67
Loss on disposals of non-current assets	24	29	50	43
Total operating expenses	4,002	4,452	12,230	13,430
Operating profit	1,143	1,233	3,007	3,564
Finance costs	530	547	1,611	1,618
Finance income	(14)	(21)	(49)	(70)
Other non-operating losses/(gains)	312	(5)	290	(22)
Shares of loss of associates and joint ventures accounted for using the equity method	—	29	42	112
Net foreign exchange (gain)/ loss	206	18	277	(44)
Profit before tax	110	665	835	1,970
Income tax expense	87	390	681	807
Profit for the period	23	275	154	1,163
Non-controlling interest	(81)	20	(90)	(73)
Net income attributable to VimpelCom shareholders	104	255	244	1,236

VimpelCom Ltd. 3Q 2014   |  21

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	30 September 2014	30 June 2014
Assets
Non-current assets
Property and equipment	13,692	14,935
Intangible assets	8,390	9,290
Goodwill	12,813	14,061
Investments in associates and joint ventures	355	417
Deferred tax asset	594	355
Income Tax advances, non-current	80	51
Financial assets	286	141
Other non-financial assets	26	17
Total non-current assets	36,236	39,267
Current assets
Inventories	142	202
Trade and other receivables	2,286	2,364
Other non-financial assets	853	905
Current income tax asset	164	288
Other financial assets	160	298
Cash and cash equivalents	5,852	5,505
Total current assets	9,457	9,562
Assets classified as held for sale	140	157
Total assets	45,833	48,986
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	7,868	8,578
Non-controlling interests	(877)	(651)
Total equity	6,991	7,927
Non-current liabilities
Debt	24,954	25,746
Other financial liabilities	267	538
Provisions	414	476
Other non-financial liabilities	429	442
Deferred tax liability	1,794	1,766
Total non-current liabilities	27,858	28,968
Current liabilities
Trade and other payables	4,038	4,367
Debt	2,760	3,276
Other financial liabilities	394	450
Other non-financial liabilities	2,104	2,213
Current income tax payable	119	111
Provisions	1,502	1,610
Total current liabilities	10,917	12,027
Liabilities associated with assets held for sale	67	64
Total equity and liabilities	45,833	48,986

VimpelCom Ltd. 3Q 2014   |  22

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	3Q14	3Q13	9M14	9M13
Operating activities
Profit after tax	23	275	154	1,163
Income Tax Expenses	87	390	681	807
Profit before tax	110	665	835	1,970
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	717	726	2,217	2,240
Amortization	381	441	1,155	1,333
Impairment loss	(61)	45	(59)	67
Loss From Disposal Of Non Current Assets	24	27	50	43
Finance income	(14)	(21)	(49)	(70)
Finance cost	530	547	1,611	1,618
Other Non Operating Losses / (Gains)	311	(2)	291	(22)
Net Foreign Exchange Loss / (Gain)	206	17	277	(44)
Share Of Loss Of Associates And Joint Ventures	—	29	42	112
Movements in provisions and pensions	71	31	108	83
Changes in working capital	(30)	93	(263)	(469)
Net interest paid	(477)	(634)	(1,678)	(1,659)
Income tax paid	(158)	(288)	(657)	(861)
Net cash from operating activities	1,610	1,675	3,880	4,341
Proceeds from sale of property and equipment	8	3	14	36
Purchase of property, plant and equipment	(911)	(972)	(2,691)	(2,613)
Purchase of Licenses	(5)	—	(398)	—
Purchase of Other intangible assets	(147)	—	(365)	—
Outflow for loan granted	—	—	(22)	—
Inflow from loan granted	110	(39)	110	(219)
Inflows/(outflows) from financial assets	—	—	5	—
Inflows/(outflows) from deposits	140	—	274	—
Receipts from / Payment for associates and JCE	4	—	(0)	—
Proceeds from sales of share in subsidiaries, net of cash	—	26	1	80
Receipt of dividends	—	3	2	6
Net cash used in investing activities	(801)	(979)	(3,072)	(2,710)
Net proceeds from exercise of share options	2	—	2	—
Acquisition of non-controlling interest	—	—	—	(12)
Gross proceeds from borrowings	6,658	438	16,267	4,166
Fees paid for the borrowings	(286)	—	(720)	—
Repayment of borrowings	(6,464)	(754)	(14,469)	(3,810)
Dividends paid to equity holders	(0)	—	(10)	(3,281)
Share capital issued and paid	—	—	—	1,392
Net cash from financing activities	(91)	(316)	1,070	(1,545)
Net increase in cash and cash equivalents	718	380	1,878	86
Net foreign exchange difference	(342)	(40)	(451)	(145)
Cash and cash equivalent at beginning of period	5,505	4,551	4,454	4,949
Cash and cash equivalent reclassified as Held for Sale	(29)	—	(29)	—
Cash and cash equivalent at end of period	5,852	4,890	5,852	4,890

VimpelCom Ltd. 3Q 2014   |  23

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	34	36	(5%)		103	107	(4%)
Mobile service revenue	34	36	(6%)		102	107	(5%)
EBITDA	18	21	(13%)		56	63	(11%)
EBITDA margin	52.5%	57.2%	(4.7	pp)	54.7%	58.8%	(4.1	pp)
Capex[1] (USD mln)	84	7	n.m.		306	33	n.m.
Capex / Revenue	20%	2%			24%	2%
Mobile
Customers (mln)	18.2	17.0	7%
ARPU (DZD)	629	680	(8%)
MOU (min)	200	216	(8%)

PAKISTAN

PKR bln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	24	27	(9%)		76	82	(7%)
Mobile service revenue	23	26	(10%)		73	80	(8%)
EBITDA	9	12	(30%)		29	35	(18%)
EBITDA margin	34.9%	43.1%	(8.2	pp)	37.8%	42.8%	(5.0	pp)
Capex[1] (USD mln)	97	52	87%		262	100	162%
Capex / Revenue	40%	20%			34%	12%
Mobile
Customers (mln)	38.7	37.4	4%
ARPU (PKR)	195	229	(15%)
MOU (min)	236	222	7%

BANGLADESH

BDT bln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	11	10	10%		32	29	10%
Mobile service revenue	11	10	8%		32	29	9%
EBITDA	4	4	20%		12	11	10%
EBITDA margin	39.7%	36.3%	3.4	pp	38.3%	38.2%	0.1	pp
Capex[1] (USD mln)	50	17	193%		119	39	203%
Capex / Revenue	35%	13%			29%	10%
Mobile
Customers (mln)	30.2	28.1	8%
ARPU (BDT)	120	121	(1%)
MOU (min)	200	189	6%

SUB SAHARAN AFRICA (TELECEL GLOBE)

USD mln	3Q14	3Q13	YoY	9M14	9M13	YoY
Total operating revenue	25	23	7%	70	63	12%
EBITDA	7	(3)	n.m.	23	7	243%
EBITDA margin	28.6%	n.m.	n.m.	34.1%	11.7%	n.m.
Mobile
Customers (mln)	4.2	4.4	(5%)

SEA (CONSOLIDATED)

USD mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	7	7	5%		23	26	(13%)
EBITDA	2	2	(4%)		7	4	91%
EBITDA margin	28.0%	30.5%	(2.5	pp)	31.5%	14.4%	17.1	pp
Mobile
Customers (mln)	0.3	0.3	(8%)

1)	CAPEX excluding licenses

VimpelCom Ltd. 3Q 2014   |  24

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	35,928	34,068	5%		100,301	94,019	7%
Mobile service revenue	32,257	30,882	4%		89,365	85,354	5%
Fixed-line service revenue	3,608	3,129	15%		10,796	8,505	27%
EBITDA	17,322	14,966	16%		48,368	43,330	12%
EBITDA margin	48.2%	43.9%	4.3	pp	48.2%	46.1%	2.1	pp
Capex (USD mln)	26	39	(33%)		53	101	(48%)
Capex / Revenue	13%	18%			9%	16%
Mobile
Customers (mln)	9.8	9.0	9%
ARPU (KZT)	1,098	1,141	(4%)
MOU (min)	317	311	2%

UZBEKISTAN

USD mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	190	176	8%		532	500	6%
Mobile service revenue	189	174	8%		526	492	7%
Fixed-line service revenue	2	2	(13%)		5	6	(10%)
EBITDA	127	116	9%		346	326	6%
EBITDA margin	66.5%	66.0%	0.5	pp	65.1%	65.3%	(0.2	pp)
Capex (USD mln)	20	65	(69%)		51	159	(68%)
Capex / Revenue	11%	37%			10%	32%
Mobile
Customers (mln)	10.5	10.3	2%
ARPU (USD)	6	6	7%
MOU (min)	568	504	13%

ARMENIA

AMD mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	15,812	15,237	4%		43,620	43,901	(1%)
Mobile service revenue	6,935	7,086	(2%)		18,486	19,014	(3%)
Fixed-line service revenue	8,638	7,954	9%		24,215	24,250	(0%)
EBITDA	5,956	6,468	(8%)		16,192	17,919	(10%)
EBITDA margin	37.7%	42.4%	(4.7	pp)	37.1%	40.8%	(3.7	pp)
Capex (USD mln)	5	4	25%		9	7	19%
Capex / Revenue	13%	10%			8%	7%
Mobile
Customers (mln)	0.8	0.7	9%
ARPU (AMD)	3,020	3,292	(8%)
MOU (min)	377	377	(0%)

TAJIKISTAN

USD mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	41	44	(7%)		109	112	(2%)
Mobile service revenue	41	43	(5%)		109	109	(0%)
EBITDA	20	24	(14%)		49	56	(12%)
EBITDA margin	49.9%	53.8%	(3.9	pp)	45.1%	50.2%	(5.1	pp)
Capex	1	3	(54%)		6	11	(43%)
Capex / Revenue	3%	7%			6%	10%
Mobile
Customers (mln)	1.3	1.2	3%
ARPU (USD)	11	12	(8%)
MOU (min)	297	277	7%

VimpelCom Ltd. 3Q 2014   |  25

GEORGIA

GEL mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	37	40	(7%)		101	109	(7%)
Mobile service revenue	35	37	(6%)		94	99	(5%)
Fixed-line service revenue	2	2	7%		5	6	(25%)
EBITDA	10	14	(23%)		27	34	(21%)
EBITDA margin	27.7%	33.6%	(5.9	pp)	26.5%	31.0%	(4.5	pp)
Capex (USD mln)	6	12	(53%)		10	14	(28%)
Capex / Revenue	26%	48%			18%	21%
Mobile
Customers (mln)	1.3	1.1	13%
ARPU (GEL)	9	11	(18%)
MOU (min)	239	250	(4%)

KYRGYZSTAN

KGZ mln	3Q14	3Q13	YoY		9M14	9M13	YoY
Total operating revenue	2,666	2,599	3%		6,984	7,151	(2%)
Mobile service revenue	2,658	2,583	3%		6,955	7,103	(2%)
EBITDA	1,410	1,326	6%		3,544	3,775	(6%)
EBITDA margin	52.9%	51.0%	1.9	pp	50.7%	52.8%	(2.1	pp)
Capex (USD mln)	8	6	36%		17	15	9%
Capex / Revenue	16%	11%			13%	10%
Mobile
Customers (mln)	2.7	2.5	7%
ARPU (KGZ)	330	353	(6%)
MOU (min)	298	310	(4%)

VimpelCom Ltd. 3Q 2014   |  26

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM

USD mln	3Q14	3Q13	9M14	9M13
Unaudited
EBITDA	2,205	2,474	6,370	7,247
Depreciation	(717)	(726)	(2,217)	(2,240)
Amortization	(381)	(441)	(1,155)	(1,333)
Impairment loss	61	(45)	59	(67)
Loss on disposals of non-current assets	(24)	(29)	(50)	(43)
EBIT	1,143	1,233	3,007	3,564
Financial Income and Expenses	(515)	(526)	(1,562)	(1,548)
- including finance income	14	21	49	70
- including finance costs	(530)	(547)	(1,611)	(1,618)
Net foreign exchange gain / (loss) and others	(518)	(42)	(610)	(46)
- including Other non-operating gains / (losses)	(312)	5	(290)	22
- including Shares of loss of associates and joint ventures accounted for using the equity method	—	(29)	(42)	(112)
- including Net foreign exchange gain / (losses)	(206)	(18)	(277)	44
EBT	110	665	835	1,970
Income tax expense	(87)	(390)	(681)	(807)
Profit for the year	23	275	154	1,163
Profit/(loss) for the year attributable to non-controlling interest	(81)	20	(90)	(73)
Profit for the year attributable to the owners of the parent	104	255	244	1,236

VimpelCom Ltd. 3Q 2014   |  27

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	3Q13	2Q14	3Q14
Net debt	22,485	23,242	21,736
Cash and cash equivalents	4,890	5,505	5,852
Long-term and short-term deposits	191	275	126
Gross debt	27,566	29,022	27,714
Interest accrued related to financial liabilities	430	432	402
Unamortised fair value adjustment under acquisition method of accounting	696	111	8
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	43	(139)	(104)
Derivatives not designated as hedges	489	265	249
Derivatives designated as hedges	218	319	106
Total other financial liabilities	29,442	30,010	28,375

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	3Q14	3Q13	YoY	3Q14	2Q14	YoY
Russian Ruble	36.19	32.80	(9.4%)	39.39	33.63	(14.6%)
Euro	0.76	0.75	(0.1%)	0.79	0.73	(7.7%)
Algerian Dinar	80.27	80.66	0.5%	83.22	79.25	(4.8%)
Pakistan Rupee	100.46	102.97	2.5%	102.65	98.72	(3.8%)
Bangladeshi Taka	77.46	77.74	0.4%	77.38	77.60	0.3%
Ukrainian Hryvnia	12.58	7.99	(36.5%)	12.95	11.82	(8.7%)
Kazakh Tenge	182.52	152.91	(16.2%)	181.90	183.51	0.9%
Armenian Dram	408.48	408.77	0.1%	407.60	407.28	(0.1%)
Kyrgyz Som	52.63	48.84	(7.2%)	54.52	52.06	(4.5%)

1)	Functional currencies in Tajikistan and Uzbekistan are USD

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	9M14	9M13	YoY
Total Revenue	3,511	3,746	(6%)
EBITDA	1,386	1,443	(4%)
D&A	(914)	(951)	4%
EBIT	472	493	(4%)
Financial Income and expenses	(1,252)	(677)	n.m.
EBT	(780)	(185)	n.m.
Income Tax	119	(75)	n.m.
Net loss	(661)	(259)	n.m.

VimpelCom Ltd. 3Q 2014   |  28

ATTACHMENT E: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of customers during the period and dividing by the number of months in that period. For Business Unit Italy visitors roaming revenue is included into service revenue.

Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly Internet access using FTTB and xDSL technologies as well as mobile Internet access via WiFi and USB modems using 2.5G/3G/4G/HSPA+ technologies. Italian Business Unit measure fixed broadband customers based on the number of active contracts signed, mobile broadband include customers that have performed at least one mobile Internet event in the previous month. Russian Business Unit includes IPTV activities. For CIS subsidiaries mobile broadband customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date.

Capital expenditures (CAPEX), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of WIND Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenue, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

VimpelCom Ltd. 3Q 2014   |  29

MFS (Mobile financial services): mobile commerce or m-commerce, encapsulates a variety of innovative services that use a mobile phone as the primary payment user interface. With this technology mobile customers can conduct money transfers to pay for goods at an online store, make utility payments, pay fines and state fees, loan repayments, domestic and international remittances, pay mobile insurance and purchase tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators which enables customers to keep their telephone numbers when they change operators.

Mobile customers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile customers also includes SIM-cards for use of mobile Internet service via USB modems and customers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all customers of Zimbabwe, which is accounted for as investment at cost, into Business Unit Africa & Asia and customers of all our Canada equity investee into Business Unit Europe and North America, both of which are included into total customers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. Africa & Asia Business Unit measures MOU based on billed minutes

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented above in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

OPEX, operational expenses, represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Underlying growth Revenue and EBITDA also excludes MTR reductions and one-offs. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments: the Company identified Russia, Italy, Africa & Asia, Ukraine and CIS based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenue is eliminated in consolidation.

Service costs represent costs directly associated with revenue generating activity such as traffic related expenses, cost of content and sim-cards as well as cost of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses represent expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses. These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 3Q 2014   |  30

3Q 2014 Results
Analyst & Investor Presentation

Amsterdam - November 12, 2014

Jo Lunder – CEO
Andrew Davies – CFO

© VimpelCom Ltd 2014

VimpelCom

1

3Q 2014 Results Analyst & Investor Presentation Amsterdam - November 12, 2014 Jo Lunder - CEO Andrew Davies - CFO
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to, among other things, the Company's anticipated performance, its expectation to close and derive benefits from the Algeria transaction, anticipated interest cost savings, its 2014 annual targets, operational and network development, the timing of the expected tower sale in Italy, and the Company's ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. Additionally, the Algeria transaction remains subject to satisfaction of conditions precedent and there can be no assurance that they will be satisfied on a timely basis or at all. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Continued sequential improvements in 3Q14

Service revenue
(USD billion)

4.8

- 5% organic YoY
+ 3% organic QoQ

Mobile customers[1]
(million)

223

+ 5.0 million YoY
+ 3.5 million QoQ

EBITDA
(USD billion)

2.2

- 4% organic YoY
+ 9% organic QoQ

EBITDA margin[2]
(%)

42.9

- 0.6 p.p. YoY
+ 1.9 p.p. QoQ

- Sequential improvements:
  - Revenue and EBITDA growth
  - Higher EBITDA margin
  - Strong customer growth
- Service revenue organic[3] decline of 5% YoY, due to YoY performance, macro-economic slowdown in some markets and continued market weakness in Italy
- EBITDA organic decline of 4% YoY, mainly due to lower revenue
- Resilient operating cash flow[4] of USD 1.2 billion
- Net income[5] declined due to one-off costs related to recent refinancing of WIND and unfavorable FOREX movements

© VimpelCom Ltd 2014

3

VimpelCom

Continued sequential improvements in 3Q14 Following the sale of the interest in Wind Canada in September 2014 the numbers exclude Wind Canada customers EBITDA margin is EBITDA divided by total revenue; EBITDA and EBITDA margin are non-GAAP financial measures - reconciliations are included in the AppendixRevenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items such as liquidations and disposalsOperating cash flow = EBITDA minus CAPEX (excl. licenses) Net income attributable to VimpelCom shareholders Service revenue (USD billion) 4.8 Mobile customers1(million) 223 EBITDA (USD billion) EBITDA margin2 (%) Sequential improvements: Revenue and EBITDA growth Higher EBITDA marginStrong customer growthService revenue organic3 decline of 5% YoY, due to YoY performance, macro- economic slowdown in some markets and continued market weakness in ItalyEBITDA organic decline of 4% YoY, mainly due to lower revenueResilient operating cash flow4 of USD 1.2 billionNet income5 declined due to one-off costs related to recent refinancing of WIND and unfavorable FOREX movements 2.2 42.9 - 5% organic YoY + 3% organic QoQ + 5.0 million YoY + 3.5 million QoQ - 4% organic YoY + 9% organic QoQ - 0.6 p.p. YoY + 1.9 p.p. QoQ
Key recent developments Macro-economic slow down and material currency devaluation in Russia and Ukraine, due to geopolitical unrestResolution in Algeria is on track for closing by end of 2014Successful commercial 3G launch in Algeria and PakistanStreamlined portfolio with sale of Canada, CAR and BurundiDividend of 3.5 US cents per ADS2014 targets confirmed

Business Units Performance

© VimpelCom Ltd 2014

5

Business Units Performance

Russia: 3Q14 results in line with expectations

RUB BILLION, UNLESS STATED OTHERWISE

Service revenue

-4% YoY
73.6
12.8
60.8
71.0
13.2
57.8
3Q13
3Q14
Mobile
Fixed-line

Mobile customers
(million)

-1% YoY
58.1
57.3
3Q13
3Q14

EBITDA and EBITDA margin

-7% YoY
32.1
42.6%
29.9
40.9%
3Q13
3Q14
Total

CAPEX and CAPEX/revenue

+17% YoY
12.9
17%
15.1
21%
3Q13
3Q14
Total

VimpelCom

© VimpelCom Ltd 2014

6

(CHART) (CHART) (CHART) RUB BILLION, UNLESS STATED OTHERWISE Service revenue Mobile Fixed-line -4% YoY EBITDA and EBITDA margin CAPEX and CAPEX/revenue -7% YoY Russia: 3Q14 results in line with expectations Mobile data revenue grew 22% YoYMobile service revenue decreased 5% YoY, driven by measures taken to improve Customer ExperienceEBITDA margin decreased 1.7 pp YoY due to lower revenue and investments in network and FOREXImprovement in annualized churn of 4 pp YoY CAPEX increased due to investments in 3G and 4G/LTE networks +17% YoY Mobile customers (million) 73.6 71.0 (CHART) Total Total -1% YoY
Russia: Continued improvements in network quality and customer experience #1 or #2 in 75% of regions1 in mobile data speedMoscow Oblast: #1 in voice quality & #2 in mobile data speed1Rolling out 4G/LTE - offering in 24 regions91% of all customers >2Mb/s Continued investments in high- speed data networks Company estimates Free data for 4G/LTE customers in Moscow Oblast until January 15, 2015Second round of attractive & affordable 3G Beeline smartphone (RUB 490) introduced in August 2014iPhone 6 launched in September 2014 Stimulating mobile data

Russia: Continued improvements QoQ in 3Q14

RUB BILLION, UNLESS STATED OTHERWISE

Service revenue

+6% QoQ
67.3
12.4
54.9
71.0
13.2
57.8
2Q14
3Q14
Mobile
Fixed-line

Mobile data revenue

+10% QoQ
9.0
9.8
2Q14
3Q14

EBITDA and EBITDA margin

+5% QoQ
28.5
41.4%
29.9
40.9%
2Q14
3Q14
Total

Mobile customers (million)

+2% QoQ
56.3
57.3
2Q14
3Q14

- Customer satisfaction increased, with higher Net Promoter Score, leading to improvement in churn
- Strong customer growth of 1 million
- Enhanced market position QoQ in mobile data customers
- YoY trajectories in 4Q14 expected to show improvements compared to those of 9M14

© VimpelCom Ltd 2014

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(CHART) (CHART) (CHART) RUB BILLION, UNLESS STATED OTHERWISE Service revenue Mobile Fixed-line +6% QoQ EBITDA and EBITDA margin Mobile customers (million) +5% QoQ Russia: Continued improvements QoQ in 3Q14 Customer satisfaction increased, with higher Net Promoter Score, leading to improvement in churnStrong customer growth of 1 millionEnhanced market position QoQ in mobile data customersYoY trajectories in 4Q14 expected to show improvements compared to those of 9M14 +2% QoQ Mobile data revenue 67.3 71.0 (CHART) Total +10% QoQ

Italy: Solid performance in a weak, but improving market

© VimpelCom Ltd 2014

EUR MILLION, UNLESS STATED OTHERWISE

Service revenue

-8% YoY
1,151
312
839
1,039
303
737
1,054
291
763
3Q13
2Q14
3Q14
Mobile
Fixed-line

Mobile customers (million)

-3% YoY
22.4
21.8
3Q13
3Q14

EBITDA and EBITDA margin

+3% YoY
507
40.6%
435
38.0%
521
42.7%
3Q13
2Q14
3Q14
Total

CAPEX and CAPEX/revenue

+22% YoY
153
12%
187
15%
3Q13
3Q14
Total

- Mobile service revenue decreased 9% YoY:
  - Intense price competition 2013
  - SMS disintermediation
- Mobile ARPU increased 5% QoQ:
  - Slightly improving market
  - Higher data revenue
- #1 in Net Promoter Score
- Strong mobile data performance
- Churn improved
- EBITDA increased due to settlements[1]
- Market expected to remain challenging, but with improving trends

1. *Excluding settlements the underlying EBITDA decreased 7% YoY*

9

VimpelCom

(CHART) (CHART) (CHART) EUR MILLION, UNLESS STATED OTHERWISE Service revenue Mobile Fixed-line -8% YoY CAPEX and CAPEX/revenue Italy: Solid performance in a weak, but improving market Mobile service revenue decreased 9% YoY: Intense price competition 2013SMS disintermediationMobile ARPU increased 5% QoQ: Slightly improving marketHigher data revenue#1 in Net Promoter ScoreStrong mobile data performanceChurn improved EBITDA increased due to settlements1Market expected to remain challenging, but with improving trends +22% YoY +3% YoY Mobile customers (million)(CHART) -3% YoY 1,151 1,039 1,054 EBITDA and EBITDA margin Excluding settlements the underlying EBITDA decreased 7% YoY Total Total

Italy: Strong operational and financial progress

MyWind
WIND

WIND Digital: oriented to the future

Mobile broadband double digit growth continues

8 billion euro refinancing concluded with success

© VimpelCom Ltd 2014

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Italy: Strong operational and financial progress Mobile broadband revenue up 14% YoY Mobile broadband customer base up 24% YoY to 10.2 million Mobile broadband double digit growth continues "MyWind" App for smart-phones and tablets downloaded 5.6 million timesWIND is the only operator in Italy with carrier billing active with both Google Play and Windows Phone Store WIND Digital:oriented to the future Average cost of debt reduced from 9% to 5%Annual interest expense reduced by approximately EUR 0.3 billion 8 billion euro refinancingconcluded with success

USD MILLION, UNLESS STATED OTHERWISE

Service revenue

-4% YoY
857
860
824
3Q13
2Q14
3Q14

Mobile customers (million)

+5% YoY
87.2
91.6
3Q13
3Q14

EBITDA and EBITDA margin

-11% YoY
415
392
368
47.7%
44.6%
43.5%
3Q13
2Q14
3Q14
Total

CAPEX and CAPEX[1]/revenue

+24% YoY
190
235
9%
29%
3Q13
3Q14
Total

© VimpelCom Ltd 2014

VimpelCom

11

EBITDA and EBITDA margin(CHART) (CHART) (CHART) USD MILLION, UNLESS STATED OTHERWISE Service revenue -4% YoY CAPEX and CAPEX1/revenue -11% YoY Africa & Asia: Successful 3G launches to drive future revenue growth Revenue and EBITDA organically declined:Competitive pressure in Algeria and PakistanPartly offset by continued strong recovery in BangladeshMobile customer growth of 4.4 million YoY supported by strong growth in all main units, particularly in BangladeshCommercial launch of 3G services in Algeria and Pakistan in July 2014Investments in high-speed data: Continued 3G network roll-out in Algeria, Bangladesh and Pakistan Network modernization in Pakistan, expected to be completed in 4Q14 +24% YoY Mobile customers (million)(CHART) +5% YoY Note: Africa & Asia business unit includes our operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and LaosCAPEX/Revenue in 3Q13 excluding USD 110 million of licenses in Bangladesh Total Total

Algeria: Focus on commercial 3G launch

Data revenue
x4 times
2Q14
3Q14

Successful 3G launch

- 3G services currently in 14 main provinces, including Algiers and main cities
- EoY14: 19 provinces coverage

3G+
BONUS
200 MO
DISPONIBLE

Data & handsets promotion

- Smartphone and dongle promotions with data bonus
- Routers promotion for B2B
- Postpaid pack promotion with voice & data bonus
- Handset migration promotion

facebook
ZERO

New special 3G value added services

- Facebook zero
- Djezzy store
- Djezzy App
- Be Djezzy
- Opera Mini
- Lifestyle (Facebook, Twitter, WhatsApp)
- M2M

© VimpelCom Ltd 2014

12

Algeria: Focus on commercial 3G launch Smartphone and dongle promotions with data bonusRouters promotion for B2BPostpaid pack promotion with voice & data bonusHandset migration promotion 3G services currently in 14 main provinces, including Algiers and main citiesEoY14: 19 provinces coverage Facebook zeroDjezzy storeDjezzy AppBe DjezzyOpera MiniLifestyle (Facebook, Twitter, WhatsApp)M2M Data & handsetspromotion Successful 3G launch New special 3Gvalue added services (CHART) x4 times

© VimpelCom Ltd 2014

Bangladesh: Successful turnaround and 3G roll out

Mobile service revenue growth YoY (%)

10%
8%
8%
-13%
-14%
-15%
-15%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

Customer base (millions)

The fastest 3G

- High growth potential as smartphone penetration currently only 4%

LG
LG G3

Smartphone promotion

MFS growth opportunities

- Ticketing
- Payments
- Remittance
- Mobile money transfer

13

Bangladesh: Successful turnaround and 3G roll out (CHART) (CHART) The fastest 3G Smartphonepromotion MFS growth opportunities LG G3 smartphone:option to pay in installments3GB for free High growth potential as smartphone penetration currently only 4% TicketingPaymentsRemittanceMobile money transfer

Improved network and increased usage

- 2G coverage/capacity rollout on track
- 3G rollout progressing according to plan
- Launch of off-peak offers
- 4% QoQ traffic increase
- Network modernization is on track to be finalized by the end of 2014

Transparency in value added services

- Notifications with unsubscription information
- Daily usage report
- Self service menu for managing subscription
- Transparency complaints reduced by 80% YTD'14

MFS promotion is in focus, +30% QoQ

- Channel engagement campaigns to incentivize retailers
- > 42,000 agents
- Presence on ATL to increase brand awareness

Fastest growing 3G service

VimpelCom

© VimpelCom Ltd 2014

14

Pakistan: Challenging political and macro-economic environment and strong competition Fastest growing 3G service1 million 3G customers within 90 days of commercial launch Notifications with unsubscription informationDaily usage reportSelf service menu for managing subscriptionTransparency complaints reduced by 80% YTD'14 2G coverage/capacity rollout on track 3G rollout progressing according to planLaunch of off-peak offers4% QoQ traffic increaseNetwork modernization is on track to be finalized by the end of 2014 Channel engagement campaigns to incentivize retailers> 42,000 agentsPresence on ATL to increase brand awareness Transparency in value added services Improved network and increased usage MFS promotion is in focus, +30% QoQ (CHART)

Ukraine: Transformation showing operational improvements in a difficult environment

UAH BILLION, UNLESS STATED OTHERWISE

Service revenue

-4% YoY
3.3
0.3
3.0
3.0
0.3
2.7
3.2
0.3
2.9
3Q13
2Q14
3Q14
Mobile
Fixed-line

Mobile customers (million)

+2% YoY
25.9
26.3
3Q13
3Q14

EBITDA and EBITDA margin

-14% YoY
1.7
49.6%
1.3
44.5%
1.4
45.5%
3Q13
2Q14
3Q14
Total

CAPEX and CAPEX/revenue

-15% YoY
525
16%
445
14%
3Q13
3Q14
Total

- Transformation program on track:
  - #1 in NPS
  - Substantial improvement in annualized churn
  - Increased customers
- Mobile data revenue growth 5% YoY
- EBITDA margin declined due to doubling of frequency fees and higher utility costs
- Resilient operating cash flow[1], with cash flow margin of 31%
- Environment expected to remain challenging

1. *Operating cash flow = EBITDA minus CAPEX (excl. licenses)*

© VimpelCom Ltd 2014

VimpelCom

15

Transformation program on track:#1 in NPSSubstantial improvement in annualized churnIncreased customersMobile data revenue growth 5% YoYEBITDA margin declined due to doubling of frequency fees and higher utility costsResilient operating cash flow1, with cash flow margin of 31%Environment expected to remain challenging Mobile customers (million)(CHART) (CHART) (CHART) UAH BILLION, UNLESS STATED OTHERWISE Service revenue Mobile Fixed-line -4% YoY EBITDA and EBITDA margin CAPEX and CAPEX/revenue -14% YoY Ukraine: Transformation showing operational improvements in a difficult environment -15% YoY (CHART) +2% YoY 3.3 3.0 3.2 Operating cash flow = EBITDA minus CAPEX (excl. licenses) Total Total

CIS: Continued organic growth

USD MILLION, UNLESS STATED OTHERWISE

Service revenue

-4% YoY
510
41
469
461
41
420
494
42
452
3Q13
2Q14
3Q14
Mobile
Fixed-line

Mobile customers (million)

+6% YoY
24.9
26.3
3Q13
3Q14

EBITDA and EBITDA margin

+3% YoY
246
48.1%
231
49.8%
254
51.2%
3Q13
2Q14
3Q14
Total

CAPEX and CAPEX/revenue

-49% YoY
129
25%
66
13%
3Q13
3Q14
Total

16

VimpelCom

© VimpelCom Ltd 2014

Increased market shares in most countries Mobile service revenue increased organically 5% YoYMobile data revenue growth of 27% YoYMobile customers increased by 1.4 million YoY, primarily due to growth in KazakhstanEBITDA increased 12% organically YoY, mainly due to Kazakhstan and Uzbekistan. LTM 3Q14 CAPEX to revenue at 15% Mobile customers (million)(CHART) (CHART) (CHART) USD MILLION, UNLESS STATED OTHERWISE Service revenue Mobile Fixed-line -4% YoY EBITDA and EBITDA margin CAPEX and CAPEX/revenue +3% YoY CIS: Continued organic growth -49% YoY (CHART) Total Total +6% YoY 510 461 494 Note: CIS business unit includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia

Kazakhstan: Completion of successful turnaround

Mobile service revenue growth YoY (%)

-1%
-1%
1%
2%
3%
6%
4%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

Customer base (millions)

3G Coverage

▪ 3G coverage ▪ 2G coverage

New data tariff offerings

- All inclusive: new integrated bundle

#1 in NPS

- Network quality
- Best value proposition

VimpelCom

© VimpelCom Ltd 2014

17

Kazakhstan: Completion of successful turnaround (CHART) (CHART) 3G Coverage 3G coverage 2G coverage 3G download speed 2 Mb/s>220 cities covered by 3G: ~60% population ~3% territory 92% 2G pop. coverage #1 in NPS Network qualityBest value proposition New data tariff offerings All inclusive: new integrated bundle

© VimpelCom Ltd 2014

Financial Highlights

18

VimpelCom

Financial Highlights
Financial performance negatively impacted by one-off costs related to WIND refinancing and FOREX Net income attributable to VimpelCom shareholders EBITDA declined organically 4% YoY, due to revenue decline and higher infrastructure costs as a result of network investments, partly offset by one- off benefit related to settlement in Italy Revenue declined organically 3% YoY, due to YoY performance, macro slowdown in some markets and continued market weakness in Italy Gain of USD 110 million on sale of interest in Wind Canada, continued declining amortization of intangible assets and impairments of USD 35 million Higher effective tax rate in 3Q14 mainly due to non-tax deductible items and non-cash tax charges of USD 110 million as a direct result of the Algerian transaction USD million 3Q14 3Q13 YoY Revenue 5,145 5,685 (9%) of which service revenue 4,847 5,477 (12%) EBITDA 2,205 2,474 (11%) EBITDA Margin 42.9% 43.5% (0.6 pp) D&A/Other (1,062) (1,241) (15%) EBIT 1,143 1,233 (7%) Financial expenses (515) (526) (2%) FOREX and Other (518) (42) n.m. Profit before tax 110 665 (83%) Tax (87) (390) (78%) Non-controlling interest 81 (20) n.m. Net income1 104 255 (59%) One off costs of USD 243 million related to the WIND refinancing completed in July 2014 and FOREX losses of USD 206 million
Resilient cash flow Investments in high-speed data networks Inflow from the sale of interest in Wind Canada of ~ USD 110 million and inflow from deposits of USD 140 million 3Q14 is the net result of the July 2014 WIND refinancing, drawdown under RCF and bond repayment 3Q13 bond repayment As a result of the April and July 2014 WIND refinancing USD million 3Q14 3Q13 Delta EBITDA 2,205 2,474 (269) Changes in working capital and other 40 123 (83) Net interest paid (477) (634) 157 Income tax paid (158) (288) 130 Net cash from operating activities 1,610 1,675 (65) Purchase of assets (1,055) (969) (86) Inflow from asset disposals and deposits 254 (10) 264 Net cash used in investing activities (801) (979) 178 Net cash before financing activities 809 696 113 Net cash from financing activities (91) (316) 225 Net increase in cash and cash equivalents 718 380 338 Decrease in income tax charges due to lower net income Due to FOREX, lower revenue and higher network costs
Financing activities and available headroom USD 18.6 billion financing activities YTD: Refinancing WIND USD 10.6 billion new SNs and SSNs banglalink USD 0.3 billion Senior Notes (SNs) Financing VIP Holdings USD 1.8 billion RCF USD 1.0 billion CF AlfaBank OJSC VimpelCom USD 0.8 billion Sberbank loan WIND USD 0.3 billion RCF PMCL USD 0.4 billion new funding Maturity extension WIND USD 3.0 billion SFA OJSC VimpelCom USD 0.4 billion RCF USD 2.3 billion available RCF headroom: VimpelCom USD 1.3 billion OJSC VimpelCom USD 0.4 billion (RUB 15 billion) WIND USD 0.6 billion (EUR 0.5 billion)
Interest savings from WIND's refinancing & Algeria resolution Refinanced WIND's debt, annual interest savings of ~USD 0.4 billion and improved debt maturity profileNet proceeds from Algeria resolution targeted for repayment of gross debt, annual interest savings of ~USD 0.3 billion Total annual interest savings of ~USD 0.7 billionTotal annual net income improvement of ~USD 0.5 billion

Improved debt maturity profile

As at 30 September 2014, in USD billion

Group debt maturity schedule by unit

Italy
Russia
A&A
HQ
0.8
2.9
2.0
2.2
1.9
3.3
5.9
6.0
1.5
1.2
2014
2015
2016
2017
2018
2019
2020
2021
2022
>2022

Debt composition by unit

3%
22%
USD
27.7bn
51%
24%
Italy
Russia
HQ
A&A

Group debt maturity schedule by currency

© VimpelCom Ltd 2014

VimpelCom

23

Improved debt maturity profile Group debt maturity schedule by unit Other includes the effect of cross currency swaps. Gross debt excluding effect of cross currency swaps is USD 27.7bn (USD 27.3bn including swaps) Group debt maturity schedule by currency As at 30 September 2014, in USD billion In USD 2014 2015 2016 2017 2018 2019 2020 2021 2022 >2022 USD 0.1 0.6 1.2 1.6 1.1 1.0 0.1 1.0 1.5 1.0 34% EUR 0.3 0.1 0.1 - 0.2 2.2 5.7 4.8 - 0.1 50% RUB 0.3 2.0 0.6 0.5 0.6 - - - - - 15% Other1 0.1 0.2 0.1 0.1 - 0.1 0.1 0.2 - 0.1 1% (CHART) (CHART) Debt composition by unit USD 27.7bn

Lower leverage and average cost of debt

Net Debt/ EBITDA[1]	Gross Debt/ EBITDA[1]	EBITDA[1] / Financial income and expenses	Average Cost of Debt 3Q14
2.5	3.2	4.2	6.3%
-0.1 QoQ	-0.1 QoQ	-0.1 QoQ	-0.8 p.p. QoQ

© VimpelCom Ltd 2014

24

VimpelCom

Lower leverage and average cost of debt Normalized LTM EBITDA excluding one-off charges related to the Algeria resolution 2.5 -0.1 QoQ Net Debt/ EBITDA1 With a cash position of USD 6 billion, additional financial facilities, no major refinancing obligation until 2020 and solid cash flow generation, VimpelCom is well funded 3.2 -0.1 QoQ Gross Debt/ EBITDA1 4.2 -0.1 QoQ EBITDA1 / Financial income and expenses 6.3% -0.8 p.p. QoQ Average Cost of Debt 3Q14
USD billion 9M14 FOREX sensitivities1 FOREX sensitivities1 FOREX sensitivities1 USD billion 9M14 RUB vs. USD +/-10% EUR vs. USD +/-10% UAH vs. USD +/-10% Revenue 15.2 Average FOREX 4% 3% 1% EBITDA 6.4 Average FOREX 4% 2% 1% Gross Debt 27.7 Year-end FOREX 2% 5% n.a. Net Debt 21.7 Year-end FOREX 2% 6% n.a. Sensitivity to FOREX movements 1. RUB vs USD +10% = 10% appreciation of the RUB compared to USD including existing FOREX hedges

2014 targets confirmed

	Targets[1] 2014
Revenue	Low to mid single digit decline YoY
EBITDA	Low to mid single digit decline YoY
Leverage (Net Debt / EBITDA)	~2.4x
CAPEX excl. licenses / Revenue	~21%

26

© VimpelCom Ltd 2014

VimpelCom

2014 targets confirmed 1. The annual targets for 2014 assume constant currency, no major regulatory changes, no change to the asset portfolio and no major macro- economic changes - for assumed currencies refer to slide 36 Revenue CAPEX excl. licenses / Revenue Leverage (Net Debt / EBITDA) EBITDA Targets1 2014 Low to mid single digit decline YoY ~21% ~2.4x Low to mid single digit decline YoY
Conclusion
Conclusion Results impacted by unfavorable currency movements, macro-economic headwinds and operational performance in some markets Continued sequential improvements driven by investments in high quality networks and improved customer experienceStreamlined portfolio with sale of Canada, Burundi and CARResolution in Algeria is on track for closing by end of 2014 which, with the WIND refinancing, will yield total annual interest savings of ~USD 0.7 billionStrong liquidity, no major debt refinancing obligations until 2020 and a solid cash flow generation, makes VimpelCom well funded2014 targets confirmed
Q&A

Further information

Investor Relations

Visit our awards winning website
www.vimpelcom.com

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iPad App

VimpelCom

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30

Further information Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The NetherlandsT: +31 20 79 77 234 E: ir@vimpelcom.com Install VimpelCom's App iPad App Visit our awards winning websitewww.vimpelcom.com
Thank you!

Bangladesh analyst and investor site visit

VimpelCom
Focusing Locally • Empowering People • Connecting Globally

VimpelCom
Analyst Site Visit
Bangladesh

Global Telecom
Holding

Register now for:
banglalink site visit
December 2, 2014 – Dhaka, Bangladesh

banglalink
start something new

Presentations by

Vincenzo Nesci, CEO GTH
Gerbrand Nijman, Group Head of IR VimpelCom
Ziad Shatara, CEO banglalink

Ahmad Haleem, CFO banglalink
Shihab Ahmad, CMO banglalink
Perihane Elhamy, CTO banglalink

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32

VimpelCom

Bangladesh analyst and investor site visit Register now for:banglalink site visitDecember 2, 2014 - Dhaka, Bangladesh Presentations by Vincenzo Nesci, CEO GTHGerbrand Nijman, Group Head of IR VimpelComZiad Shatara, CEO banglalink Ahmad Haleem, CFO banglalinkShihab Ahmad, CMO banglalinkPerihane Elhamy, CTO banglalink

Financial calendar 2015 – accelerating reporting

	2015[1]
4Q14 results (analyst meeting in London)	**February 25**
1Q15 results	**May 13**
2Q15 results (analyst meeting in London)	**August 6**
Analyst and Investor Day (London)	**October 8 - 9**
3Q15 results	**November 5**

© VimpelCom Ltd 2014

VimpelCom

33

Financial calendar 2015 - accelerating reporting The final confirmation of the date and invitation to the earnings calls and A&I Day will be issued separately prior to each event. 4Q14 results (analyst meeting in London) Analyst and Investor Day (London) 2Q15 results (analyst meeting in London) 1Q15 results 20151 February 25 October 8 - 9 August 6 May 13 3Q15 results November 5
Appendices

Financing structure

VimpelCom Ltd.
VimpelCom Amsterdam B.V.
VimpelCom Holdings B.V.
VimpelCom Amsterdam Finance B.V.
WIND Telecom S.p.A.
USD 2.7 bln
OJSC VimpelCom
PJSC Kyivstar
Total OJSC Group USD 6.8 bln
VIP NL USD 6.0 bln
Weather Capital S.a.r.l.
Weather Capital Special Purpose I S.A.
Wind Acquisition Holdings Finance S.p.A.
WIND Telecomunicazioni S.p.A.
WIND Acquisition Finance SA
Total Wind Group USD 14.0 bln
Senior bank loan USD 2.3 bln
Debt to Government USD 0.3 bln
RCF USD 0.2 bln
Other debt USD 0.2 bln
SSN 2019/2020 USD 0.7 bln
SN 2021 USD 5.0 bln
SSN 2020 USD 5.3 bln
USD 2.7 bln shareholder loan (PIK)
Global Telecom Holding S.A.E.
USD 2.5 bln uncommitted credit facility (PIK)
USD 1.0 bln drawn
GTH subsidiaries USD 0.9bn
Financing cluster
Legal structure
Third party debt
Significant intercompany financing
Note: rounded figures and nominal values

1. *Excluding effect of cross currency swaps*
2. *Including short term deposits and cash equivalents*

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© VimpelCom Ltd 2014

VimpelCom

Financing structure USD 2.7 bln shareholderloan (PIK) VimpelCom Ltd. VimpelCom Amsterdam B.V. VimpelCom Holdings B.V. VimpelCom Amsterdam Finance B.V. OJSC VimpelCom USD 2.7 bln WIND Telecom S.p.A. Wind AcquisitionHoldings Finance S.p.A. WIND Acquisition Finance SA WIND Telecomunicazioni S.p.A. Global TelecomHolding S.A.E. Financing clusterLegal structureThird party debtSignificant intercompany financingNote: rounded figures and nominal values VIP NLUSD 6.0 bln PJSC Kyivstar Total OJSC Group USD 6.8 bln GTH subsidiaries USD 0.9bn Weather Capital Special Purpose I S.A. Weather CapitalS.a.r.l. Total Wind GroupUSD 14.0 bln SSN 2019/2020 USD 0.7 blnSN 2021 USD 5.0 blnSSN 2020 USD 5.3 bln Senior bank loan USD 2.3 blnDebt to Government USD 0.3 blnRCF USD 0.2 bln Other debt USD 0.2 bln USD 2.5 bln uncommitted credit facility (PIK) USD 1.0 bln drawn Excluding effect of cross currency swapsIncluding short term deposits and cash equivalents
Currency FX rates versus USD Algeria DZD 81 Armenia AMD 420 Bangladesh BDT 80 Canada CAD 1.05 Egypt EGP 8.0 Georgia GEL 1.7 Italy EUR 0.80 Kazakhstan KZT 155 Kyrgyzstan KGS 47 Laos LAK 8,000 Pakistan PKR 110 Russia RUB 32 Ukraine UAH 9.5 Zimbabwe ZWD 325 FOREX rates used in annual targets for 2014

Revenue and EBITDA development in 3Q14

	3Q14			
	Revenue YoY		EBITDA YoY	
	Organic	Reported	Organic	Reported
Russia	(3%)	(12%)	(7%)	(16%)
Italy	(2%)	(3%)	3%	3%
Africa & Asia	(4%)	(3%)	(12%)	(11%)
Ukraine	(6%)	(40%)	(14%)	(45%)
CIS	5%	(3%)	12%	3%
Consolidated	**(3%)**	**(9%)**	**(4%)**	**(11%)**

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VimpelCom

Russia Italy Africa & Asia Ukraine CIS Consolidated Revenue YoY Revenue YoY EBITDA YoY EBITDA YoY Organic Reported Organic Reported (3%) (12%) (7%) (16%) (2%) (3%) 3% 3% (4%) (3%) (12%) (11%) (6%) (40%) (14%) (45%) 5% (3%) 12% 3% (3%) (9%) (4%) (11%) Revenue and EBITDA development in 3Q14 3Q14

FOREX development

RATES OF FUNCTIONAL CURRENCY TO USD

	Average rates			Closing rates		
	3Q14	3Q13	YoY	3Q14	2Q14	QoQ
Russian Ruble	36,19	32,80	(9,4%)	39,39	33,63	(14,6%)
Euro	0,76	0,75	(0,1%)	0,79	0,73	(7,7%)
Algerian Dinar	80,27	80,66	0,5%	83,22	79,25	(4,8%)
Pakistan Rupee	100,46	102,97	2,5%	102,65	98,72	(3,8%)
Bangladeshi Taka	77,46	77,74	0,4%	77,38	77,60	0,3%
Ukrainian Hryvnia	12,58	7,99	(36,5%)	12,95	11,82	(8,7%)
Kazakh Tenge	182,52	152,91	(16,2%)	181,90	183,51	0,9%
Armenian Dram	408,48	408,77	0,1%	407,60	407,28	(0,1%)
Kyrgyz Som	52,63	48,84	(7,2%)	54,52	52,06	(4,5%)

Source: National Banks of the respective countries, Company calculations

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VimpelCom

Source: National Banks of the respective countries, Company calculations FOREX development RATES OF FUNCTIONAL CURRENCY TO USD
Reconciliation of EBITDA
Reconciliation of consolidated net debt

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

BU Russia

Russia

BU Europe and North America

Italy

BU Africa and Asia

Algeria

Pakistan

Bangladesh

Sub Saharan Africa

SEA

BU Ukraine

Ukraine

BU CIS

Kazakhstan

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		3Q 2014	3Q 2013	YoY	3Q 2014	2Q 2014	Delta
Russian Ruble	RUB	36.19	32.80	(9.4%)	39.39	33.63	(14.6%)
Euro	EUR	0.76	0.75	(0.1%)	0.79	0.73	(7.7%)
Algerian Dinar	DZD	80.27	80.66	0.5%	83.22	79.25	(4.8%)
Pakistan Rupee	PKR	100.46	102.97	2.5%	102.65	98.72	(3.8%)
Bangladeshi Taka	BDT	77.46	77.74	0.4%	77.38	77.60	0.3%
Ukrainian Hryvnia	UAH	12.58	7.99	(36.5%)	12.95	11.82	(8.7%)
Kazakh Tenge	KZT	182.52	152.91	(16.2%)	181.90	183.51	0.9%
Armenian Dram	AMD	408.48	408.77	0.1%	407.60	407.28	(0.1%)
Kyrgyz Som	KGS	52.63	48.84	(7.2%)	54.52	52.06	(4.5%)
Georgian Lari	GEL	1.75	1.66	(5.1%)	1.75	1.77	1.1%

VimpelCom Ltd.

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(in USD millions, unless stated otherwise, unaudited)

Consolidated	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	FY12	FY13*
Total operating revenue	5,591	5,718	5,685	5,552	5,024	5,067	5,145	23,061	22,546
Service revenue	5,313	5,449	5,477	5,290	4,810	4,861	4,847	22,122	21,531
EBITDA	2,348	2,425	2,474	1,013	2,088	2,076	2,205	9,768	8,260
EBITDA margin (%)	42.0%	42.4%	43.5%	18.2%	41.6%	41.0%	42.9%	42.4%	36.6%
EBIT	1,107	1,224	1,233	(3,218)	925	938	1,143	4,171	346
Profit/(Loss) before tax**	543	762	665	(3,994)	246	479	110	2,282	(2,024)
Net income/(loss)**	408	573	255	(3,861)	39	100	104	1,539	(2,625)
Capital expenditures (CAPEX)	755	791	1,040	1,720	736	1,331	978	4,120	4,306
CAPEX excluding licenses****	595	791	930	1,682	726	1,017	964	4,120	3,998
CAPEX excluding licenses / revenue	11%	14%	16%	30%	14%	20%	19%	18%	18%
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,753	1,634	1,544	(669)	1,362	1,059	1,241	5,648	4,262
OCF margin (%)	31%	29%	27%	(12%)	27%	21%	24%	24%	19%

*	As a result of the succesful resolution in Algeria, as announced in the Company’s release issued on April 18, 2014, the following revisions were made to:
(1)	EBITDA, EBITDA margin, EBIT and Loss before tax of USD 1.3 bln to reflect BofA claim
(2)	Net loss also to reflect the settlement of BofA claim and tax claims. In addition, EBITDA and CAPEX were affected by USD 0.07 bln as a result of fixed assets write off and accounted as operating expenses in Uzbekistan
**	The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
***	The customer numbers for 2012 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition
****	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone.

Customers (mln)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Russia	55.7	57.1	58.1	56.5	55.0	56.3	57.3	56.1	56.5
Italy	22.0	22.3	22.4	22.3	22.0	21.9	21.8	21.7	22.3
Algeria	16.6	16.8	17.0	17.6	17.6	17.5	18.2	16.7	17.6
Pakistan	36.3	37.1	37.4	37.6	38.2	38.8	38.7	36.1	37.6
Bangladesh	25.9	27.1	28.1	28.8	29.4	29.8	30.2	25.9	28.8
Ukraine	26.3	25.6	25.9	25.8	25.6	25.4	26.3	25.1	25.8
Kazakhstan	8.5	8.8	9.0	9.2	9.2	9.6	9.8	8.6	9.2
Uzbekistan	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.2	10.5
Armenia	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.7
Tajikistan	1.2	1.2	1.2	1.3	1.3	1.3	1.3	1.1	1.3
Georgia	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.0	1.1
Kyrgystan	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.5	2.7
SSA	4.1	4.2	4.4	4.6	4.4	4.3	4.2	4.5	4.6
SEA	0.8	0.3	0.3	0.3	0.3	0.3	0.3	0.9	0.3
Canada	0.6	0.6	0.6	0.7	0.7	0.7	n.a.	0.6	0.7
Total	212.3	215.4	219.2	219.6	218.4	220.6	223.4	211.7	219.6

*	Following the sale of the interest in Wind Canada in September 2014, starting from 3Q14 the numbers exclude Wind Canada customers

Russia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	2,304	2,334	2,298	2,173	1,893	1,964	2,021	9,190	9,109
EBITDA	963	997	980	876	760	813	827	3,878	3,815
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	42.2%	41.9%
Capital expenditures (CAPEX)	220	355	395	852	325	392	419	1,630	1,822
CAPEX excluding licenses	220	355	395	852	315	378	405	1,630	1,822
Operating cash flow (EBITDA-CAPEX excluding licenses)	743	642	585	24	445	435	422	2,248	1,993
OCF margin (%)	32%	27%	25%	1%	23%	22%	21%	24%	22%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	1,911	1,937	1,902	1,786	1,540	1,604	1,651	7,630	7,536
Service revenue	1,776	1,833	1,854	1,730	1,500	1,569	1,600	7,278	7,193
Data Revenue	236	242	246	270	251	256	272	783	994
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	56.1	56.5
ARPU (USD)	10.6	10.8	10.6	10.1	8.9	9.3	9.3	n.a.	n.a.
Broadband customers using USB modems (mln)	2.7	2.7	3.0	3.1	3.2	3.3	3.5	2.7	3.1
Broadband ARPU (USD)	7.7	7.4	7.3	7.1	6.7	6.7	6.5	n.a.	n.a.
MOU (min)	277	294	290	293	287	310	311	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15%	14%	15%	18%	17%	13%	15%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	393	397	395	387	353	360	370	1,560	1,572
Service revenue	387	392	392	381	348	355	366	1,539	1,552
Broadband revenue	105	100	95	97	91	93	86	377	397
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.4	2.3
Broadband ARPU (USD)	14.5	14.0	13.5	13.9	13.1	13.5	12.5	n.a.	n.a.
FTTB revenue	101	98	92	94	88	90	83	369	385
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.3
FTTB ARPU (USD)	14.6	14.1	13.5	13.9	13.1	13.5	12.5	n.a.	n.a.
(in RUB millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	70,080	73,816	75,354	70,660	66,148	68,722	73,082	285,375	289,910
EBITDA	29,292	31,519	32,131	28,479	26,548	28,468	29,878	120,478	121,421
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	42.2%	41.9%
Capital expenditures (CAPEX)	6,711	11,264	12,946	27,871	11,486	13,706	15,147	50,699	58,792
CAPEX excluding licenses	6,711	11,264	12,946	27,871	11,145	13,218	14,631	50,699	58,792
Operating cash flow (EBITDA-CAPEX excluding licenses)	22,581	20,255	19,185	608	15,403	15,250	15,247	69,779	62,629
OCF margin (%)	32%	27%	25%	1%	23%	22%	21%	24%	22%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	58,117	61,254	62,395	58,087	53,805	56,133	59,691	236,922	239,852
Service revenue	54,003	57,959	60,804	56,253	52,385	54,883	57,810	225,988	229,020
Data Revenue	7,194	7,649	8,054	8,792	8,755	8,957	9,829	24,330	31,689
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	56.1	56.5
ARPU (RUB)	321	341	349	327	310	326	336	n.a.	n.a.
Broadband customers using USB modems (mln)	2.7	2.7	3.0	3.1	3.2	3.3	3.5	2.7	3.1
Broadband ARPU (RUB)	234	234	239	231	232	234	236	n.a.	n.a.
MOU (min)	277	294	290	293	287	310	311	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15%	14%	15%	18%	17%	13%	15%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	11,963	12,561	12,960	12,574	12,343	12,589	13,391	48,453	50,058
Service revenue	11,774	12,396	12,841	12,402	12,175	12,444	13,228	47,814	49,413
Broadband revenue	3,187	3,173	3,119	3,152	3,187	3,251	3,103	11,719	12,632
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.4	2.3
Broadband ARPU (RUB)	440	443	443	451	457	474	454	n.a.	n.a.
FTTB revenue	3,086	3,084	3,024	3,056	3,078	3,156	3,004	11,446	12,250
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.3
FTTB ARPU (RUB)	443	446	443	450	457	473	454	n.a.	n.a.

Italy

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(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	1,229	1,266	1,250	1,237	1,144	1,147	1,220	5,427	4,983
EBITDA	461	475	507	500	430	435	521	2,062	1,943
EBITDA margin (%)	37.5%	37.5%	40.6%	40.4%	37.6%	38.0%	42.7%	38.0%	39.0%
Capital expenditures (CAPEX)*	298	183	153	291	137	173	187	1,000	924
CAPEX excluding licenses**	298	183	153	291	137	173	187	905	924
Operating cash flow (EBITDA-CAPEX excluding licenses)***	299	292	354	209	293	262	334	1,157	1,019
OCF margin (%)	24%	23%	28%	17%	26%	23%	27%	21%	20%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	888	927	926	907	827	832	848	3,958	3,648
Service revenue	815	828	839	800	729	737	763	3,677	3,282
Data Revenue	106	116	134	131	132	137	152	361	488
Customers (mln)	22.0	22.3	22.4	22.3	22.0	21.9	21.8	21.7	22.3
Broadband customers (mln)****	6.7	7.6	8.2	8.8	9.3	9.7	10.2	5.8	8.8
ARPU (€)	12.4	12.4	12.5	11.9	10.9	11.1	11.6	n.a.	n.a.
of which :
ARPU voice (€)	8.3	8.2	7.8	7.5	6.7	6.8	7.0	n.a.	n.a.
ARPU data (€)	4.1	4.2	4.7	4.4	4.2	4.3	4.6	n.a.	n.a.
MOU (min.)	216	233	240	256	254	265	262	n.a.	n.a.
Total traffic (mln. min.)	14,166	15,512	16,093	17,142	16,895	17,486	17,150	n.a.	n.a.
Churn, annualised rate (%)	35.5%	37.5%	39.7%	33.5%	32.2%	29.9%	32.0%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	341	339	325	330	316	314	372	1,470	1,335
Service revenue	332	330	312	320	306	303	291	1,376	1,295
Total voice customers (mln)	3.1	3.0	3.0	3.0	3.0	2.9	2.9	3.1	3.0
of which :
Total DIRECT voice customers (mln)	2.5	2.5	2.4	2.4	2.4	2.4	2.4	2.5	2.4
Total INDIRECT voice customers (mln)	0.6	0.6	0.6	0.5	0.5	0.5	0.5	0.6	0.5
Total fixed-line ARPU (€)	31.3	31.2	30.0	30.3	29.8	29.9	29.0	n.a.	n.a.
Total Traffic (mln. min.)	4,449	4,036	3,209	3,888	3,627	3,410	2,616	n.a.	n.a.
Total Internet customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.2
of which :
Broadband (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2
Broadband ARPU (€)	20.2	20.2	20.4	20.5	20.8	21.3	21.4	n.a.	n.a.
Dual-play customers (mln)	1.9	1.9	1.9	1.9	1.9	1.9	1.9	1.8	1.9

*	Excluding impact of FOC CAPEX and including LTE
**	Excluding impact of FOC and excluding LTE
***	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
****	Mobile broadband include customers that have performed at least one mobile Internet event in the previous month

Algeria

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	434	464	450	448	429	437	429	1,841	1,796
Service revenue	432	463	449	447	428	434	422	1,841	1,791
EBITDA	256	279	258	261	247	238	225	1,094	1,054
EBITDA margin (%)	59.1%	60.1%	57.2%	58.3%	57.6%	54.5%	52.5%	59.5%	58.7%
Capital expenditures (CAPEX)	9	17	7	89	60	162	84	47	122
CAPEX excluding licenses	9	17	7	51	60	162	84	47	84
Data Revenue	1.8	2.0	2.5	2.1	2.6	2.4	9.1	5.8	8.4
Customers (mln)**	16.6	16.8	17.0	17.6	17.6	17.5	18.2	16.7	17.6
ARPU (USD)	8.6	9.2	8.4	8.6	8.1	8.2	7.7	n.a.	n.a.
MOU (min)	263	278	216	211	201	202	200	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.0%	6.1%	6.0%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	248	262	251	210	187	76	141	1,047	971
OCF margin (%)	57%	56%	56%	47%	44%	17%	33%	57%	54%

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	34.1	36.7	36.0	35.9	33.5	34.5	34.4	143.1	142.7
Service revenue	34.0	36.6	36.2	36.0	33.4	34.3	33.9	143.2	142.8
EBITDA	20.2	22.0	21.0	21.0	19.0	18.8	18.1	84.0	84.0
EBITDA margin (%)	59.2%	60.1%	57.2%	58.3%	57.6%	54.5%	52.5%	59.5%	58.7%
Data Revenue	0.1	0.2	0.2	0.2	0.2	0.2	0.7	0.5	0.7
Customers (mln)**	16.6	16.8	17.0	17.6	17.6	17.5	18.2	16.7	17.6
ARPU (DZD)	677	727	680	689	628	648	629	n.a.	n.a.
MOU (min)	263	278	216	211	201	202	200	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.0%	6.1%	6.0%	n.a.	n.a.

*	4Q13 EBITDA excludes USD 1.3 bln (DZD 99 bln) one-off write off of BofA claim
**	Subscriber base has been adjusted by 1.4 million customers in 1Q13 because of a technical issue.

This event does not impact historical reported revenue or EBITDA, but positively affects MOU and ARPU.

Pakistan

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	278	289	259	240	251	268	241	1,132	1,066
Service revenue	268	280	250	231	241	256	230	1,123	1,029
EBITDA	117	125	111	89	99	104	84	488	442
EBITDA margin (%)	42.3%	43.0%	43.0%	37.2%	39.5%	38.9%	34.9%	43.1%	41.5%
Capital expenditures (CAPEX)	9	39	52	90	55	410	97	173	190
CAPEX excluding licenses	9	39	52	90	55	110	97	173	190
Data Revenue	6.8	7.8	8.7	8.6	9.8	12.2	12.5	24.5	31.9
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	36.1	37.6
ARPU (USD)	2.5	2.5	2.2	2.0	2.0	2.2	1.9	n.a.	n.a.
MOU (min)	228	233	222	222	213	230	236	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	108	86	59	(1)	44	(6)	(13)	315	252
OCF margin (%)	39%	30%	23%	0%	18%	(2%)	(5%)	28%	24%

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	27.0	28.5	26.7	25.7	26.0	26.3	24.2	106.3	108.0
Service revenue	26.3	27.6	25.7	24.5	24.9	25.2	23.1	104.8	104.1
EBITDA	11.5	12.3	11.5	9.6	10.0	10.2	8.5	45.6	44.5
EBITDA margin (%)	42.3%	43.0%	43.1%	37.2%	39.5%	38.9%	34.9%	43.1%	41.5%
Data Revenue	0.7	0.8	0.9	0.9	1.0	1.2	1.3	2.3	3.3
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	36.1	37.6
ARPU (PKR)	244	249	229	219	216	214	195	n.a.	n.a.
MOU (min)	228	233	222	222	213	230	236	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	n.a.	n.a.

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	118	129	129	128	134	141	142	554	504
Service revenue	118	129	129	122	132	139	140	554	498
EBITDA	49	48	47	43	49	54	56	192	187
EBITDA margin (%)	41.4%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	34.7%	37.1%
Capital expenditures (CAPEX)	12	13	127	131	27	43	50	126	282
CAPEX excluding licenses	12	13	17	131	27	43	50	126	172
Data Revenue	2.5	2.8	3.8	4.0	4.4	5.0	6.3	6.8	13.1
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	25.9	28.8
ARPU (USD)	1.5	1.6	1.5	1.4	1.5	1.6	1.5	n.a.	n.a.
MOU (min)	175	198	189	183	188	201	200	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	37	36	30	(88)	23	11	7	65	15
OCF margin (%)	31%	28%	23%	(69%)	17%	8%	5%	12%	3%

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	9.3	10.1	10.0	10.0	10.2	10.9	11.0	45.6	39.4
Service revenue	9.3	10.0	10.0	9.5	10.2	10.8	10.9	45.6	38.8
EBITDA	3.8	3.7	3.6	3.4	4.0	4.2	4.4	16.0	14.6
EBITDA margin (%)	41.3%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	34.7%	37.1%
Data Revenue	0.20	0.22	0.29	0.31	0.30	0.39	0.49	0.55	1.02
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	25.9	28.8
ARPU (BDT)	119	126	121	110	117	121	120	n.a.	n.a.
MOU (min)	175	198	189	183	188	201	200	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	n.a.	n.a.

Ukraine

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	396	401	420	394	335	259	252	1,676	1,611
EBITDA	194	192	208	186	162	115	114	859	781
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.4%	51.3%	48.5%
Capital expenditures (CAPEX)	42	48	66	56	35	30	35	231	212
CAPEX excluding licenses	42	48	66	56	35	30	35	231	212
Operating cash flow (EBITDA-CAPEX excluding licenses)	152	144	143	130	127	85	79	628	569
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	37%	35%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	362	367	384	359	305	236	232	1,551	1,473
Service revenue	355	360	376	357	305	235	231	1,522	1,448
Data Revenue	26.4	27.0	29.3	29.9	27.6	20.5	19.5	102.0	112.6
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	26.3	25.1	25.8
ARPU (USD)	4.6	4.6	4.8	4.6	3.9	3.1	3.0	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	33	33	36	35	30	24	20	125	137
Service revenue	33	33	36	35	29	24	20	124	137
Broadband revenue	12	13	13	13	13	10	9	34	51
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.6	0.8
Broadband ARPU (USD)	6.3	6.2	6.1	6.0	5.6	4.0	3.6	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	3,162	3,201	3,359	3,149	2,942	3,034	3,160	13,392	12,871
EBITDA	1,550	1,536	1,666	1,487	1,430	1,349	1,436	6,867	6,239
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.5%	51.3%	48.5%
Capital expenditures (CAPEX)	336	383	525	447	305	354	445	1,848	1,690
CAPEX excluding licenses	336	383	525	447	305	354	445	1,848	1,690
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,215	1,153	1,141	1,040	1,125	995	991	5,019	4,549
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	37%	35%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Net operating revenue	2,897	2,936	3,069	2,866	2,682	2,754	2,906	12,397	11,768
Service revenue	2,836	2,879	3,008	2,856	2,677	2,750	2,899	12,152	11,579
Data Revenue	210.7	216.0	234.0	239.0	242.3	240.4	244.6	816	900
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	26.3	25.1	25.8
ARPU (UAH)	36.5	36.5	38.2	36.5	34.6	35.7	37.0	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Net operating revenue	265	265	290	283	260	280	255	996	1,103
Service revenue	265	265	290	282	259	279	254	995	1,102
Broadband revenue	96	101	104	107	114	111	107	275	408
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.6	0.8
Broadband ARPU (UAH)	50.0	49.7	48.8	48.1	49.1	47.1	44.6	n.a.	n.a.

*	The 2012 customer base has been adjusted for the alignment of the active customer base definition

Kazakhstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	190	207	223	219	180	186	197	829	840
EBITDA	89	99	98	105	86	90	95	394	391
EBITDA margin (%)	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	47.6%	46.5%
Capital expenditures (CAPEX)	25	37	39	58	9	17	26	166	159
CAPEX excluding licenses	25	37	39	58	9	17	26	166	159
Operating cash flow (EBITDA-CAPEX excluding licenses)	64	62	59	47	77	73	69	228	232
OCF margin (%)	34%	30%	26%	21%	42%	39%	35%	27%	28%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	174	188	202	198	160	165	177	775	761
Service revenue	173	188	202	198	159	165	177	775	761
Data Revenue	21.5	21.3	22.6	25.7	23.4	21.5	26.8	66.8	91.1
Customers (mln)	8.5	8.8	9.0	9.2	9.2	9.6	9.8	8.6	9.2
Broadband customers using USB modems (mln) *	4.8	4.9	5.1	5.2	5.2	5.3	5.4	4.7	5.2
ARPU (USD)	7	7	7	7	6	6	6	n.a.	n.a.
MOU (min)	254	300	311	301	293	326	317	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13.2%	10.8%	12.0%	12.9%	12.9%	10.9%	12.9%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	17	19	21	21	20	21	20	55	78
Service revenue	16	19	21	21	20	21	20	54	77
Broadband revenue	9	9	8	9	9	8	8	20	34
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	18	17	17	18	16	14	14	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	28,650	31,300	34,068	33,730	30,453	33,920	35,928	123,665	127,748
EBITDA	13,373	14,991	14,966	16,105	14,558	16,532	17,322	58,814	59,435
EBITDA margin (%)	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	47.6%	46.5%
Capital expenditures (CAPEX)	3,698	5,626	6,017	8,900	1,637	3,170	4,805	24,806	24,241
CAPEX excluding licenses	3,698	5,626	6,017	8,900	1,637	3,170	4,805	24,806	24,241
Operating cash flow (EBITDA-CAPEX excluding licenses)	9,676	9,364	8,949	7,205	12,921	13,362	12,517	34,006	35,194
OCF margin (%)	34%	30%	26%	21%	42%	39%	35%	27%	28%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	26,149	28,383	30,911	30,513	27,009	30,167	32,284	115,543	115,956
Service revenue	26,129	28,343	30,882	30,482	26,976	30,131	32,257	115,438	115,835
Data Revenue	3,232	3,219	3,463	3,956	3,947	3,927	4,883	9,975	13,870
Customers (mln)	8.5	8.8	9.0	9.2	9.2	9.6	9.8	8.6	9.2
Broadband customers using USB modems (mln) *	4.8	4.9	5.1	5.2	5.2	5.3	5.4	4.7	5.2
ARPU (KZT)	1,012	1,101	1,141	1,110	975	1,058	1,098	n.a.	n.a.
MOU (min)	254	300	311	301	293	326	317	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13.2%	10.8%	12.0%	12.9%	12.9%	10.9%	12.9%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	2,500	2,917	3,208	3,217	3,444	3,753	3,644	8,129	11,842
Service revenue	2,480	2,940	3,147	3,214	3,440	3,748	3,608	8,050	11,781
Broadband revenue	1,280	1,315	1,289	1,439	1,514	1,502	1,445	2,941	5,323
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (KZT)	2,651	2,600	2,597	2,707	2,685	2,632	2,581	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	FY12	FY13*
Total operating revenue	157	167	176	173	163	179	190	463	672
EBITDA	102	108	116	21	105	115	127	253	347
EBITDA margin (%)	65.2%	64.7%	66.0%	11.9%	64.4%	64.2%	66.5%	54.6%	51.5%
Capital expenditures (CAPEX)	59	35	65	-17	21	10	20	137	142
CAPEX excluding licenses	59	35	65	-17	21	10	20	137	142
Operating cash flow (EBITDA-CAPEX excluding licenses)	44	73	51	38	84	104	106	116	205
OCF margin (%)	28%	44%	29%	22%	52%	58%	56%	25%	31%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	155	165	174	171	161	177	189	455	665
Service revenue	154	164	174	171	161	176	189	451	663
Data Revenue	20.2	21.5	25.7	27.3	30.4	31.3	34.9	47.1	94.8
Customers (mln)	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.2	10.5
Broadband customers using USB modems (mln) **	5.0	5.0	5.3	5.4	5.4	5.3	5.4	4.8	5.4
ARPU (USD)	5.0	5.3	5.6	5.0	5.1	5.6	6.0	n.a.	n.a.
MOU (min)	425	472	504	493	465	531	568	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	12.7%	14.5%	13.9%	12.6%	12.2%	11.5%	12.2%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	1.9	1.9	2.0	2.0	2.0	2.0	2.0	8.3	7.8
Service revenue	1.9	1.9	1.9	1.8	1.8	2.0	2.0	8.3	7.5
Broadband revenue	0.7	0.7	0.7	0.7	0.7	0.7	0.7	3.0	2.8
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	13.3	12.8	12.3	13.0	21.0	19.0	14.0	n.a.	n.a.

*	EBITDA and CAPEX were restated as fixed assets that should not have been capitalized in 2012 and 2011 were written off and accounted for as operating expenses
**	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Armenia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	35	35	37	38	33	34	39	158	145
EBITDA	14	14	16	13	12	13	15	63	57
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	39.8%	39.4%
Capital expenditures (CAPEX)	1	2	4	4	1	2	5	15	11
CAPEX excluding licenses	1	2	4	4	1	2	5	15	11
Operating cash flow (EBITDA-CAPEX excluding licenses)	12	12	12	9	11	11	10	48	46
OCF margin (%)	35%	35%	32%	24%	33%	30%	26%	30%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	15	15	17	17	14	15	18	71	64
Service revenue	14	15	17	16	13	15	17	64	62
Data Revenue	1.29	1.24	1.29	1.36	1.39	1.38	1.50	4.3	5.1
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.7
Broadband customers using USB modems (mln) *	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.3
ARPU (USD)	6.0	6.7	6.9	7.7	6.3	6.7	7.4	n.a.	n.a.
MOU (min)	295	353	377	388	365	382	377	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	Q4 2013	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	20	20	20	21	19	19	21	87	81
Service revenue	20	20	19	21	19	19	21	86	80
Broadband revenue	5.6	5.4	5.4	5.4	5.1	4.9	4.7	22.6	21.8
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	11.9	11.3	11.2	11.0	10.6	10.3	10.3	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	14,179	14,485	15,237	15,378	13,672	14,136	15,812	63,441	59,278
EBITDA	5,551	5,901	6,468	5,421	4,997	5,239	5,956	25,257	23,340
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	39.8%	39.4%
Capital expenditures (CAPEX)	525	776	1,576	1,759	501	1,025	1,977	6,100	4,636
CAPEX excluding licenses	525	776	1,576	1,759	501	1,025	1,977	6,100	4,636
Operating cash flow (EBITDA-CAPEX excluding licenses)	5,025	5,125	4,892	3,662	4,496	4,214	3,979	19,157	18,704
OCF margin (%)	35%	35%	32%	24%	33%	30%	25%	30%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	5,966	6,267	7,214	6,812	5,856	6,297	7158	28,605	26,259
Service revenue	5,739	6,189	7,086	6,573	5,519	6,033	6,935	25,502	25,587
Data Revenue	527	514	528	553	572	570	614	1,715	2,122
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.7
Broadband customers using USB modems (mln) *	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.3
ARPU (AMD)	2446.2	2781.0	3292.1	3093.4	2589.4	2752.2	3020.4	n.m.	n.m.
MOU (min)	295	353	377	388	365	382	377	n.m.	n.m.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	n.m.	n.m.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	8,172	8,218	8,022	8,566	7,816	7,840	8,654	34,837	32,978
Service revenue	8,122	8,173	7,954	8,510	7,766	7,811	8,638	34,239	32,759
Broadband revenue	2,288	2,241	2,224	2,189	2,095	2,011	1,934	9,082	8,942
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (AMD)	4,863	4,690	4,612	4,461	4,369	4,260	4,189

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	29	38	44	37	31	37	41	107	148
EBITDA	12	20	24	18	14	14	20	51	74
EBITDA margin (%)	42.5%	52.0%	53.8%	48.2%	46.6%	38.5%	49.9%	47.9%	49.7%
Capital expenditures (CAPEX)	4	5	3	5	2	4	1	20	16
CAPEX excluding licenses	4	5	3	5	2	4	1	20	16
Operating cash flow (EBITDA-CAPEX excluding licenses)	9	15	21	13	13	11	19	31	57
OCF margin (%)	30%	40%	48%	34%	41%	29%	47%	29%	39%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	28	37	43	36	31	37	41	103	144
Service revenue	29	37	43	36	31	37	41	102	145
Data Revenue	0.78	0.69	0.86	1.01	1.15	1.04	0.92	2.54	3.34
Customers (mln)	1.2	1.2	1.2	1.3	1.3	1.3	1.3	1.1	1.3
Broadband customers using USB modems (mln) *	0.5	0.4	0.5	0.5	0.6	0.6	0.6	0.4	0.5
ARPU (USD)	8.2	10.4	11.7	9.6	7.9	9.6	10.7	n.a.	n.a.
MOU (min)	235	263	277	307	278	283	297	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	19.8%	20.7%	17.4%	18.0%	20.5%	20.5%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	0.7	0.9	1.0	0.1	0.0	0.2	0.1	4.3	2.7

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Georgia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	20	22	24	22	19	18	21	78	88
EBITDA	6	7	8	6	5	4	6	21	27
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	27.3%	30.4%
Capital expenditures (CAPEX)	1	2	12	4	2	3	6	13	18
CAPEX excluding licenses	1	2	12	4	2	3	6	13	18
Operating cash flow (EBITDA-CAPEX excluding licenses)	5	5	(4)	2	3	1	0	9	8
OCF margin (%)	24%	22%	(13%)	13%	18%	10%	2%	11%	11%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	19	20	23	21	18	17	20	77	83
Service revenue	18	19	22	20	17	17	20	73	79
Data Revenue	0.6	0.6	0.7	0.7	0.6	0.6	0.7	2.3	2.6
Customers (mln)	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.0	1.1
Broadband customers using USB modems (mln) *	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
ARPU (USD)	6.3	6.4	6.4	5.9	5.0	4.9	5.3	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	239	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	1.1	1.3	1.2	1.0	1.0	0.4	1.2	1.6	4.6
Service revenue	1.1	1.3	1.2	1.2	0.9	0.4	1.2	1.5	4.8

(in GEL millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	33	36	40	38	33	31	37	129	147
EBITDA	9	11	14	11	9	8	10	35	45
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	27.3%	30.4%
Capital expenditures (CAPEX)	1	3	19	6	3	5	10	21	29
CAPEX excluding licenses	1	3	19	6	3	5	10	21	29
Operating cash flow (EBITDA-CAPEX excluding licenses)	8	8	(5)	5	6	3	0	14	16
OCF margin (%)	24%	22%	(13%)	13%	18%	10%	0%	11%	11%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	31	33	38	36	31	31	35	127	138
Service revenue	30	32	37	33	30	30	35	121	132
Data Revenue	1.0	0.9	1.1	1.1	1.1	1.1	1.3	3.9	4.2
Customers (mln)	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.0	1.1
Broadband customers using USB modems (mln) *	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
ARPU (GEL)	10	11	11	10	9	9	9	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	239	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	1.8	2.2	2.0	2.1	2.0	0.7	2.2	2.6	8.1
Service revenue	1.8	2.2	2.0	2.1	1.6	0.7	2.2	2.5	8.1

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	44	51	53	44	38	44	51	161	192
EBITDA	22	29	27	19	17	23	27	91	97
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	56.3%	50.5%
Capital expenditures (CAPEX)	1	8	6	8	3	6	8	31	23
CAPEX excluding licenses	1	8	6	8	3	6	8	31	23
Operating cash flow (EBITDA-CAPEX excluding licenses)	21	21	21	11	14	17	19	60	74
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	37%	38%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	44	51	53	44	38	44	51	161	192
Service revenue	44	51	53	44	38	44	51	160	192
Data Revenue	3.2	3.2	3.6	4.1	4.3	4.3	5.1	10.6	14.2
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.5	2.7
Broadband customers using USB modems (mln) *	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.3	1.5
ARPU (USD)	6.2	7.4	7.0	5.6	4.7	5.6	6.3	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	298	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	23.5%	15.2%	14.1%	17.2%	19.1%	15.7%	14.9%	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	2,666	7,582	9,316
EBITDA	1,069	1,380	1,326	927	899	1,234	1,410	4,266	4,702
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	56.3%	50.5%
Capital expenditures (CAPEX)	55	403	284	395	159	305	412	1,461	1,137
CAPEX excluding licenses	55	403	284	395	159	305	412	1,461	1,137
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,014	977	1,042	532	740	929	998	2,805	3,565
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	37%	38%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	2,666	7,583	9,315
Service revenue	2,077	2,443	2,583	2,151	1,975	2,322	2,658	7,517	9,254
Data Revenue	153	155	178	200	221	229	266	499	686
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.5	2.7
Broadband customers using USB modems (mln) *	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.3	1.5
ARPU, (KGS)	294	355	353	274	248	297	330	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	298	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	23.5%	15.2%	14.1%	17.2%	19.1%	15.7%	14.9%	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Sub Saharan Africa (Telecel Globe)

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue	20	21	23	23	22	24	25	94	88
EBITDA	6	4	(3)	7	9	7	7	33	14
EBITDA margin (%)	29.9%	19.6%	n.m.	30.6%	41.4%	31.0%	28.7%	33%	16%
Customers (mln)	4.1	4.2	4.4	4.6	4.4	4.3	4.2	4.5	4.6
- CAR	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
- Burundi	1.2	1.4	1.4	1.6	1.6	1.6	1.6	1.4	1.6
- Zimbabwe*	2.4	2.4	2.5	2.6	2.5	2.3	2.2	2.6	2.6
ARPU (USD):
- CAR	5	5	5	6	6	6	6	n.a.	n.a.
- Burundi	3	4	3	3	3	3	3	n.a.	n.a.
- Zimbabwe*	5	5	6	5	4	4	4	n.a.	n.a.

*	Zimbabwe is accounted for as investment at cost

SEA

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	FY12	FY13
Total operating revenue*	11.9	7.8	7.0	6.7	8.3	8.0	7.0	60.8	33.4
EBITDA*	(0.9)	2.8	2.0	1.7	2.4	3.0	2.0	(9.9)	5.6
EBITDA margin (%)*	n.m.	35.7%	30.5%	25.8%	28.4%	37.7%	28.0%	n.a.	16.9%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	Q2 2014	Q3 2014	FY12	FY13
Customers (mln), Laos	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3
ARPU (USD), Laos	7.0	7.1	6.1	6.1	5.4	5.6	5.7	n.a.	n.a.

*	Vietnam operations were sold in April 2012, Cambodia operations were sold in April 2013